Exhibit 99.1

Annual Information Form

for the year ended June 30, 2016

September 28, 2016

DHX MEDIA LTD.

2016 ANNUAL INFORMATION FORM

TABLE OF CONTENTS

FORWARD LOOKING STATEMENTS	3

CORPORATE STRUCTURE	4

GENERAL DEVELOPMENT OF THE BUSINESS	4

BUSINESS OF THE COMPANY	9

REORGANIZATIONS	24

SOCIAL POLICIES	24

RISK FACTORS	24

DIVIDENDS AND DISTRIBUTIONS	38

DESCRIPTION OF SHARE CAPITAL	39

RATINGS	45

MARKET FOR SECURITIES	46

SECURITIES SUBJECT TO CONTRACTUAL RESTRICTION ON TRANSFER	47

DIRECTORS AND OFFICERS	48

LEGAL PROCEEDINGS	55

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS	55

INTEREST OF EXPERTS	55

AUDITORS, TRANSFER AGENT AND REGISTRAR	55

MATERIAL CONTRACTS	55

ADDITIONAL INFORMATION	56

AUDIT COMMITTEE CHARTER	S-1

All amounts following are expressed in Canadian dollars unless otherwise indicated.

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FORWARD LOOKING STATEMENTS

This Annual Information Form and the documents incorporated by reference herein, if any, contain certain “forward-looking information” and “forward looking statements” within the meaning of applicable Canadian and United States securities legislation (collectively herein referred to as “forward-looking statements”), including the “safe harbour” provisions of provincial securities legislation in Canada, the U.S. Private Securities Litigation Reform Act of 1995, Section 21E of the Securities Exchange Act of 1934, as amended (the, “U.S. Exchange Act”), and Section 27A of the U.S. Securities Act of 1933, as amended (the “U.S. Securities Act”). These statements relate to future events or future performance and reflect the Company’s expectations and assumptions regarding the growth, results of operations, performance and business prospects and opportunities of the Company and its subsidiaries. Forward looking statements are often, but not always, identified by the use of words such as “may”, “would”, “could”, “will”, “should”, “expect”, “expects”, “plan”, “intend”, “anticipate”, “believe”, “estimate”, “predict”, “potential”, “pursue”, “continue”, “seek” or the negative of these terms or other similar expressions concerning matters that are not historical facts. In particular, statements regarding the Company or any of its subsidiaries’ objectives, plans and goals, including those related to future operating results, economic performance, and the markets and industries in which the Company operates are or involve forward-looking statements. Specific forward-looking statements in this document include, but are not limited to:

•	the business strategies of DHX;
•	the future financial and operating performance of DHX and its subsidiaries;
•	the timing for implementation of certain business strategies and other operational activities of DHX;
•	the markets and industries, including competitive conditions, in which DHX operates;
•	regulatory changes and potential impacts on DHX and the markets and industries in which it operates;
•	DHX’s production pipeline and delivery dates; and
•	changes in the content to be distributed via DHX’s television broadcasting business line.

Forward-looking statements are based on factors and assumptions that management believes are reasonable at the time they are made, but a number of assumptions may prove to be incorrect, including, but not limited to, assumptions about: (i) the Company’s future operating results, (ii) the expected pace of expansion of the Company’s operations, (iii) future general economic and market conditions, including debt and equity capital markets, (iv) the impact of increasing competition on the Company, and (v) changes to the industry and changes in laws and regulations related to the industry. Although the forward-looking statements contained in this Annual Information Form and any documents incorporated by reference herein are based on what the Company considers to be reasonable assumptions based on information currently available to the Company, there can be no assurances that actual events, performance or results will be consistent with these forward-looking statements and these assumptions may prove to be incorrect.

A number of known and unknown risks, uncertainties and other factors could cause actual events, performance or results to differ materially from what is projected in the forward-looking statements. In evaluating these statements, investors and prospective investors should specifically consider various risks, uncertainties and other factors which may cause actual events, performance or results to differ materially from any forward-looking statement.

This is not an exhaustive list of the factors that may affect any of the Company’s forward-looking statements. Please refer to a discussion of the above and other risk factors related to the business of the Company and the industry in which it operates that will continue to apply to the Company, which are discussed in the Company’s Management Discussion and Analysis for the year ended June 30, 2016 which is on file at www.sedar.com and attached as an exhibit to the Company’s annual report on Form 40-F filed with the SEC at www.sec.gov and under the heading “Risk Factors” contained in this Annual Information Form.

These forward-looking statements are made as of the date of this Annual Information Form or, in the case of documents incorporated by reference herein, if any, as of the date of such documents, and the Company does not intend, and does not assume any obligation, to update or revise them to reflect new events or circumstances, except in accordance with applicable securities laws. Investors and prospective investors of the Company’s securities are cautioned not to place undue reliance on forward-looking statements.

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CORPORATE STRUCTURE

DHX Media Ltd. (the “Company” or “DHX”) was incorporated in Nova Scotia, Canada, under the Companies Act (Nova Scotia) on February 12, 2004 under the name Slate Entertainment Limited. The Company’s name was changed to The Halifax Film Company Limited on April 20, 2004, and again on March 17, 2006 to DHX Media Ltd.

On April 25, 2006, the Company was continued federally as a corporation under the Canada Business Corporations Act (the “CBCA”). Neither the Company’s Articles of Continuance, as amended from time to time (the “Articles of Continuance”), nor the Company’s By-Laws, as amended from time to time (the “By-Laws”) contain any restriction on the objects of the Company.

Effective as of October 6, 2014, DHX’s Articles of Continuance were amended in accordance with the Articles of Amendment which were approved at a special meeting of shareholders on September 30, 2014 (the “Articles of Amendment”). Pursuant to the Articles of Amendment, DHX’s share capital structure was reorganized (the “Share Capital Reorganization”) in order to address concerns relating to Canadian ownership and control arising as a result of its indirect ownership of DHX Television (as defined below). The Share Capital Reorganization resulted in the creation of three new classes of shares, common voting shares (the “Common Voting Shares”), variable voting shares (the “Variable Voting Shares”, and together with the Common Voting Shares, the “Shares”), and non-voting shares (the “Non-Voting Shares”). Each outstanding common share in the capital of DHX (the “Common Shares”) which was not owned and controlled by a Canadian for the purposes of the Broadcasting Act (Canada) (the “Broadcasting Act”) was converted into one Variable Voting Share and each outstanding Common Share which was owned and controlled by a Canadian for the purposes of the Broadcasting Act was converted into one Common Voting Share. For additional information concerning DHX’s share capital refer to “Description of Share Capital” below.

The Company is domiciled in Canada and its head and registered office is located at 1478 Queen Street, Halifax, Nova Scotia, Canada, B3J 2H7.

The following is a list of the principal subsidiaries of the Company, the jurisdiction of formation of each subsidiary, and the percentage of voting securities beneficially owned or over which control or direction is exercised by the Company.

Corporate Structure

Subsidiary	Jurisdiction	Percentage of Voting Securities
DHX Media (Halifax) Ltd.	Nova Scotia	100%
DHX Media (Toronto) Ltd.	Ontario	100%
DHX Media (Vancouver) Ltd.	British Columbia	100%
Wild Brain Entertainment Inc.	Delaware	100%
The Copyright Promotions Licensing Group Limited	United Kingdom	100%
DHX Media (UK) Limited	United Kingdom	100%
DHX Worldwide Limited	United Kingdom	100%
Epitome Pictures Inc.	Ontario	100%
Epitome Screen Productions Inc.	Ontario	100%
DHX Television Ltd.	Canada	100%
Nerd Corps Entertainment Inc.	British Columbia	100%

GENERAL DEVELOPMENT OF THE BUSINESS

DHX is a leading global children’s and family entertainment company, headquartered in Canada and operating worldwide. The Company’s business is developing, producing, distributing, broadcasting, and further exploiting the rights for television and film programming, primarily focusing on children’s, youth and family productions. DHX has the following five integrated business lines:

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•	Production (including proprietary and production service);
•	Library and Distribution (including digital distribution) of its proprietary and third party acquired titles;
•	Television Broadcasting (which operates as DHX Television);
•	Merchandising and Licensing; and
•	New Media and Interactive.

On May 19, 2006, the Company’s Common Shares were listed on the Toronto Stock Exchange (the “TSX”) under the trading symbol “DHX”. Presently, and following the Share Capital Reorganization, the Company’s Variable Voting Shares and Common Voting Shares trade on the TSX under the symbols “DHX.A” and “DHX.B”, respectively. On June 23, 2015, the Company effected the listing of its Variable Voting Shares for trading on the NASDAQ Global Select Market (“NASDAQ”) under the trading symbol “DHXM”.

On the same date as its initial listing on the TSX, the Company acquired all of the issued and outstanding shares in the capital of Decode Entertainment Inc. (now DHX Media (Toronto) Ltd.). The Company has also completed acquisitions of Studio B Entertainment Inc. (now DHX Media (Vancouver) Ltd.), imX Communications Inc., Wild Brain Entertainment Inc., the business of Cookie Jar Entertainment Inc., including its Copyright Promotions Licensing Group, Ragdoll Worldwide Limited (now DHX Worldwide Limited), the Epitome group of companies, DHX Television Ltd. (formerly, 8504601 Canada Inc.), a library of television and film programs consisting of approximately 1,200 half hours of predominantly children’s and family film and television programs, and, most recently, Nerd Corps Entertainment Inc.

Significant Acquisitions and Other Recent Developments

Acquisition of Ragdoll

On September 16, 2013, the Company announced the acquisition of Ragdoll Worldwide Limited from BBC Worldwide and a group including the founder of Ragdoll, Anne Wood, for GBP 17.40 million (approximately $30.35 million) in cash, funded from a $25.00 million expansion of DHX’s credit facilities at the time and the balance from cash reserves, including its Revolving Facility.

Under the agreement, DHX obtained twelve series, including popular UK series The Adventures of Abney & Teal, BAFTA-winning Dipdap and Brum, in addition to 365 episodes of Teletubbies, 52 episodes of Teletubbies Everywhere and 100 episodes of In the Night Garden. Ragdoll Worldwide Limited was established as a joint venture in 2006 between BBC Worldwide, BBC’s commercial arm, and Ragdoll Ltd.

Offering of Common Shares

On November 21, 2013, the Company completed a public offering of Common Shares on a bought deal basis resulting in the issuance of 11,183,750 Common Shares of the Company, after full exercise of the underwriters' over-allotment option, at a price of $3.60 per Common Share, through a syndicate of underwriters led by Canaccord Genuity Corp., for aggregate gross proceeds of approximately $40.3 million.

Secondary Offering of Common Shares

On January 9, 2014, the Company completed a bought deal secondary offering of Common Shares of the Company held by the group of entities controlled or managed by Birch Hill Equity Partners Management Inc., on behalf of entities controlled or managed by it (the “Selling Shareholders”). The Selling Shareholders sold 28,363,796 Common Shares of the Company at a price of $4.70 per Common Share, through a syndicate of underwriters led by Canaccord Genuity Corp.

Acquisition of Epitome

On April 3, 2014, the Company acquired all of the issued and outstanding shares of the Epitome group of companies (collectively, “Epitome”), producer of Degrassi, the international hit teen-drama series, and other youth-oriented properties, for consideration of approximately $36.4 million, including excess cash and working capital in Epitome at closing, payable as to approximately $22.2 million from cash on hand and the remainder through the issuance of 2,915,263 Common Shares of the Company.

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A Business Acquisition Report (Form 51-102F4) was filed by the Company in respect of the acquisition of Epitome on June 17, 2014 and is available at www.sedar.com and is attached as an exhibit to the Company’s registration statement on Form 40-F filed with the Securities and Exchange Commission (“SEC”) at www.sec.gov.

Acquisition of DHX Television

On July 31, 2014, the Company acquired all of the issued and outstanding shares of DHX Television Ltd. (formerly, 8504601 Canada Inc.) (“DHX Television”), the principal assets and business of which includes the broadcast undertakings known as Family Channel and, at the time of acquisition, Disney Junior (now Family Jr.), Disney XD (now Family CHRGD), and Disney Junior (French) (now Télémagino) (collectively, the “DHX Television Business”), for cash consideration consisting of approximately $177.3 million.

A Business Acquisition Report (Form 51-102F4) was filed by the Company in respect of the acquisition of DHX Television on October 14, 2014 and is on file at www.sedar.com and is attached as an exhibit to the Company’s registration statement on Form 40-F filed with the SEC at www.sec.gov.

Amended and Restated Senior Secured Credit Facilities

Concurrently with the closing of the acquisition of DHX Television, the Company entered into an Amended and Restated Senior Secured Credit Agreement, as further amended from time to time, (the “Senior Secured Credit Agreement”) with a syndicate of lenders, which amended the terms of the credit facilities of the Company existing at the time. The Senior Secured Credit Agreement provides for a revolving facility (the “Revolving Facility”) of up to $30 million and a term facility (the “Term Facility”) of up to $235 million, maturing on July 31, 2019. Effective November 13, 2014, commensurate with the closing of the Company’s acquisition of the Echo Bridge Library (as defined below), the Term Facility was amended to include an additional principal amount of US $12 million, also maturing on July 31, 2019. Effective December 23, 2014, commensurate with the closing of the Company’s acquisition of Nerd Corps (as defined below), the Term Facility was amended to include an additional principal amount of $20 million, also maturing on July 31, 2019. Effective December 31, 2015, the Term Facility was amended to include additional principal amounts of $20 million and US $20 million. The credit facilities under the Senior Secured Credit Agreement are referred to herein as the “Credit Facilities”.

The Credit Facilities are also described in note 11 to the Company’s audited financial statements for the fiscal year ending June 30, 2016 and accompanying Management Discussion and Analysis which are on file at www.sedar.com and attached as an exhibit to the Company’s annual report on Form 40-F filed with the SEC at www.sec.gov. For a description of certain risks related to the Company’s indebtedness, including the Credit Facilities, refer to “Risk Factors” at pages 28-29 of this Annual Information Form.

DHX and China’s CNTV Launch New Children’s Content Platform

On November 7, 2014, DHX announced that it entered into a cooperation agreement with China National Television, the new-media broadcast division of China Central Television, China’s state broadcaster, to launch a new streaming service exclusively dedicated to offering DHX’s children’s entertainment content across multiple platforms nationally in China. In the revenue sharing deal, DHX provides more than 700 half hours of children’s content initially for the new service, which is expected to offer VOD, AVOD and SVOD services. Some of the series that DHX will initially be providing in Mandarin for the new streaming service are Teletubbies, Inspector Gadget, Madeline and Sonic the Hedgehog. These series will be followed by additional DHX titles such as Caillou, Super Why!, Monster Math Squad and others. The service was launched in 2015 and is available nationally in the People’s Republic of China (excluding Hong Kong S.A.R., Macau S.A.R. and Taiwan).

Acquisition of Echo Bridge Library

On November 13, 2014, the Company acquired a library of film and television programs (the “Echo Bridge Library”) from Echo Bridge Entertainment, LLC and Alliance Atlantis International Distribution, LLC, for US$11.6 million in cash, which was financed through a US $12 million increase of the amount available under the Company’s Credit Facilities as noted above. The acquired library added approximately 1,200 half hours of content, including distribution and proprietary rights consisting of predominantly children’s and family programming, to DHX’s existing library.

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Issuance of Senior Unsecured Notes

On December 2, 2014, the Company issued $175 million in aggregate principle amount of 5.875% senior unsecured notes (the “Notes”) due December 2, 2021 (the “2014 Notes Offering”). The 2014 Notes Offering was completed on a private placement basis in Canada under available prospectus exemptions. The Company used the net proceeds from the 2014 Notes Offering, after deducting underwriting fees and estimated offering expenses, to repay indebtedness under the Credit Facilities. For a description of certain risks related to the Company’s indebtedness, including the Notes, refer to “Risk Factors” at pages 28-29 of this Annual Information Form.

Acquisition of Nerd Corps

On December 23, 2014, DHX acquired Nerd Corps Entertainment Inc. (“Nerd Corps”). The purchase price for the acquisition was approximately $59 million, inclusive of excess cash in Nerd Corps at closing of the acquisition, determined as a post-closing adjustment. The purchase price was paid by $33 million from cash and the remainder through the issuance of 2,693,748 Common Voting Shares.

CRTC Let’s Talk TV

In March 2015, the Canadian Radio-television and Telecommunications Commission (the “CRTC”) released a series of decisions as the result of its Let’s Talk TV consultation which resulted in and will continue to result in changes to the regulatory framework for Canadian television services, including the services offered by the DHX Television Business. Among other things, the decisions will require broadcasting distribution undertakings (“BDUs”) to offer a small basic service package and to provide subscribers with the opportunity to purchase all discretionary television services on an à la carte basis.

Currently, Category A channels, such as Family Channel, are required to be distributed in Canada by all larger cable and satellite BDUs, although terms of carriage are subject to negotiation. Category B channels, such as Télémagino, are not required to be distributed by BDUs meaning that access to BDU platforms and terms of carriage are subject to negotiation. However, the CRTC is phasing out the distinction between Category A and Category B channels at the time of licence renewal. The distinction between Category A and Category B television services will be phased out starting with the renewal of the licences held by larger vertically integrated broadcasting groups (such as Bell, Rogers and Corus) starting in 2017. These licensing categories will be replaced by a single discretionary category of service. Discretionary services will not be required to be distributed by BDUs and all terms of carriage will be subject to negotiation. The CRTC has stated that Category A licences for independent broadcasting companies (i.e. those that are not owned by or related to a BDU), such as DHX Television’s, will be phased out starting in 2018. The term of Family Channel’s existing Category A licence ends on August 31, 2017.

The Let’s Talk TV decisions include a number of regulatory measures that are intended to provide support for non-vertically integrated broadcasting companies such as DHX Television. These include a requirement that BDUs distribute at least one independent discretionary television service for each related television service that they distribute, and a proposed wholesale code that will establish principles to guide commercial negotiations between BDUs and television services regarding terms of carriage and related matters. The CRTC issued a new wholesale code effective January 22, 2016 and licensed undertakings’ adherence with the wholesale code is now a formal regulatory requirement.

Other regulatory measures in the Let’s Talk TV decision that are relevant to DHX include the removal of “genre” protection and regulated genre requirements as between Canadian programming services (which means that Canadian programming services may now compete directly with each other in all genres), and the announcement that the CRTC will no longer require television services to enter into formal terms of trade with the independent production industry.

Extension of the Family Channel Brand

On April 15, 2015, the Company announced that it would be rebranding three of its television channels and transitioning away from its content supply agreement with the Walt Disney Company (“Disney”). As part of the transition and following the discontinuation of the Disney output agreement, the Company announced that Disney Junior (English) and Disney XD would be rebranded leveraging the Family Channel brand. In September 2015, the Company completed the rebranding of Disney Junior (English) as Family Jr. and Disney Junior (French) as Télémagino. In October 2015, the Company completed the rebranding of Disney XD as Family CHRGD.

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For additional information concerning the Company’s extension of the Family Channel brand refer to “Business of the Company – Television Broadcasting” below.

Listing of Variable Voting Shares on NASDAQ

On June 23, 2015 the Company effected the listing of its Variable Voting Shares for trading on NASDAQ under the ticker symbol “DHXM”.

Base Shelf Prospectus Filing

On July 2, 2015, the Company filed a final short form base shelf prospectus with the securities commissions in each of the provinces of Canada, and a corresponding registration statement on Form F-10 with the SEC under the U.S. Securities Act and the U.S./Canada Multijurisdictional Disclosure System. These filings will allow the Company to make offerings of Common Voting Shares, Variable Voting Shares, Non-Voting Shares, debt securities, warrants, and subscription receipts, or any combination thereof, having an aggregate offering amount of up to US$200 million in Canada and the United States over a 25-month period from the date of filing. The Company filed this final base shelf prospectus to maintain financial flexibility, and the maximum amount that can be offered under the base shelf prospectus does not reflect an estimate of future financing requirements. On July 6, 2015, the Company announced the commencement of a marketed, underwritten public offering of 8,700,000 Variable Voting Shares and Common Voting Shares. On July 9, 2015, the Company announced that it would not proceed with the offering due to an assessment by management that the market conditions were not conducive for an offering on terms that would be in the best interests of shareholders. Any amount of a future financing (if any) will depend upon future developments.

For further information, refer to the Material Change Report dated July 9, 2015 which is on file at www.sedar.com and attached as an exhibit to the Company’s report on Form 6-K filed with the SEC at www.sec.gov

Normal Course Issuer Bid

On October 5, 2015, the Company commenced a normal course issuer bid (the “NCIB”) to purchase up to an aggregate of 8,207,887 Shares on the open market through the facilities of the TSX and NASDAQ at the market price as of the time of the transaction, with daily purchases limited to 84,544 Shares per day (other than pursuant to applicable block purchase exceptions). To facilitate purchases under the NCIB, on January 13, 2016, the Company entered into an automatic share purchase plan with Canaccord Genuity Corp. To date, the Company has purchased and cancelled an aggregate of 659,000 Common Voting Shares for a gross amount of approximately $5.04 million. The NCIB expires on October 4, 2016, unless completed earlier or terminated by the Company.

DreamWorks Agreement

On December 8, 2015, the Company announced it had entered into a 5 year agreement with DreamWorks Animation ("DreamWorks") to co-produce 130 episodes of original animated children's content at DHX, which will air in Canada on DHX Television's suite of channels. In addition to the co-production activities, DHX Television licensed more than 1,000 half-hours of programming from DreamWorks, including Hail King Julien, The Mr. Peabody & Sherman Show, Dragons: Race to the Edge, and The Croods, among others. DHX Television also licensed 300 half-hours of teen content for exclusive broadcast in Canada on Family Channel and includes SVOD and mobile rights. These co-production and licensing agreements further build out DHX Television's content slate.

Mattel Agreements

On December 15, 2015, the Company entered into an agreement with Mattel, Inc. and certain of its affiliates (collectively, "Mattel"), pursuant to which DHX and Mattel agreed to fund, develop and produce various forms of new content for certain Mattel properties, including Bob the BuilderTM, Fireman SamTM, Little People®, and Polly PocketTM. DHX’s production arm will work with Mattel to develop and produce the new content, while DHX’s distribution arm will manage the global distribution of both the existing and new content, with Mattel responsible for global brand management and consumer products.

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The Company subsequently announced, on April 19, 2016, an additional exclusive agreement with Mattel for the Mattel property Rainbow MagicTM covering multiple revenue streams and establishing the framework for DHX to produce and distribute a range of new multi-platform content inspired by such property. Under such agreement Mattel will oversee global brand management and global toy rights and the parties will work together on consumer product licensing activities for the Rainbow MagicTM brand for territories in which DHX has a consumer products presence.

DHX Studios

On January 29, 2016, the Company announced the rebranding of its content-creation arm to DHX Studios. DHX Studios unites the Company’s development, production, and interactive operations under a single business unit and management team. The Company also announced that it will commence the construction of a 75,000 square foot leased studio in Vancouver. The studio will combine the Company's existing 2D and CGI animation studios in Vancouver.

WildBrain

On April 25, 2016, DHX announced the launch of WildBrain, the Company’s wholly owned and operated Multi-Platform Kids Network for kids from 2-10 years old, which connects content owners with advertisers on platforms such as YouTube and Dailymotion, among others, and leverages DHX’s digital expertise to monetize children’s content.

Bought Deal Offering

On May 2, 2016, the Company closed a bought deal public offering (the “Bought Deal Offering”) comprised of both Variable Voting Shares and Common Voting Shares through a syndicate of underwriters (the “Underwriters”), pursuant to which the Company issued 8,667,000 Shares at a price of $7.50 per Share for aggregate gross proceeds of $65.0 million.

Additional Issuance of Senior Unsecured Notes

On May 13, 2016, the Company closed a private offering (the “Additional Notes Offering”) of an additional $50 million aggregate principal amount of its 5.875% Senior Unsecured Notes (the “Additional Notes”) due December 2, 2021 through a syndicate of underwriters at a price of $975.00 per $1,000.00 principal amount, plus accrued interest from and including December 2, 2015 through May 13, 2016.

Iconix / Strawberry Shortcake Agreement

On May 17, 2016, the Company announced that it had entered into an agreement with Iconix Brand Group (“Iconix”) to co-develop and co-produce a new animated series based on Iconix’s entertainment toy brand, Strawberry Shortcake. Pursuant to such agreement, the new content will be produced and distributed globally by DHX with Iconix responsible for worldwide merchandising and licensing for the brand. Concurrently, under a separate agreement, DHX was appointed the exclusive global distributor for Strawberry Shortcake content, including 108 half-hours.

BUSINESS OF THE COMPANY

Business Overview

DHX is a leading global children’s and family entertainment company, headquartered in Canada and operating worldwide. DHX owns one of the largest independent libraries of children’s and family content (i.e. excluding libraries associated with a U.S. studio) and is home to some of the most viewed children’s TV stations in Canada. The Company’s extensive library includes many of the world’s most popular and recognizable characters and shows such as Teletubbies, In The Night Garden, Yo Gabba Gabba!, Caillou, Inspector Gadget, Johnny Test, Twirlywoos, Dr. Dimensionpants,, Busytown Mysteries, Degrassi, and Slugterra.

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The Company is integrated across production, distribution, television broadcasting, merchandising and licensing, and new media and interactive with its production studios and key operations in Halifax, Toronto, Vancouver, and London, UK. DHX licenses its own produced content globally for a set term, and then re-licenses it in various territories to create a continuing incremental revenue stream. The DHX Television Business provides increased revenue stability, further diversification of operations and facilitates DHX’s ability to supply more original and other library content to audiences through some of the most watched children’s television channels in Canada. DHX’s merchandising and licensing operations are comprised of licensing intellectual property derived from programs produced in-house and owned brands, as well as additionally representing third party independently owned intellectual property.

In each of fiscal 2015 and 2016, the Company produced more than 150 half hours of proprietary content to add to its library through its own and third party studios, with a total of 215 half hours of proprietary content produced in fiscal 2016. In addition to its animation production studios and operations in Halifax and Vancouver, the Company also maintains its own live action focused studio in Toronto and in fiscal 2016 produced over 80 half hours of live action content. New content is created at low risk to DHX with 85%–100% of third party direct production costs typically covered at “green lighting” from contracted Canadian broadcast licensing revenue, tax credits, other subsidies and pre-sales.

DHX’s library contains in excess of 11,800 half hours of content (with over 400 titles) consisting of primarily children’s and family programming, which DHX estimates is the largest independent library (i.e. libraries not associated with a U.S. studio) of children’s content in the world. The titles owned or otherwise distributed by the Company appeal to a broad cross-section of audiences, from classic preschool programs targeted towards both genders, to up-to-date comedy titles and nostalgic titles for older audiences. Management believes that DHX’s library, combined with its production capabilities, make it a valuable “go to” supplier to a broad range of established and new TV channels and Over-The-Top Content (“OTT”)1 providers which are looking to deliver a wide range of programming to their viewers. DHX has also been able to leverage its independent status and critical mass to launch its own online YouTube channels and generate revenue through other available digital monetization strategies, including DHX’s Multi-Platform Kids Network, WildBrain.

DHX Television is comprised of four children’s television channels, including Family Channel, Family Jr., Télémagino, and Family CHRGD. Combined, these channels represent some of the most viewed TV stations among children ages 2 to 17 in Canada.

DHX also generates merchandising and licensing revenue by exploiting its own intellectual property and brands, as well as third party brands, across toys, games, apparel, publishing and other categories through its DHX Brands division and the Copyright Promotions Licensing Group (“CPLG”).

The Company presently has three reportable segments which include (i) its content business (production, distribution, producer and service fee revenue, and merchandising and licensing and other revenue), (ii) DHX Television, and (iii) CPLG. The breakdown of revenues by reportable segment for the two most recently completed fiscal years is as follows (amounts are expressed in thousands):

Year ended June 30	2015		2016
Content Business	$173,512		$206,921
DHX Television	$76,182	(1)	$69,131
CPLG	$14,345		$28,765
Total	$264,039		$304,817

(1) Includes the 11 month period from July 31, 2014 (the date of the Company’s acquisition of DHX Television) through June 30, 2015.

1 Refers to delivery of audio, visual, and other media over the Internet without a multiple-system operator being involved in the control or distribution of the content.

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The Company’s Business Lines

The Company’s business is developing, producing, distributing, broadcasting, and further exploiting the rights for television and film programming primarily focusing on children’s, youth and family productions. DHX has the following five integrated business lines:

•	Production (including proprietary and production service);

•	Library and Distribution (including digital distribution) of its proprietary and third party acquired titles;
•	Television Broadcasting (which operates as DHX Television);
•	Merchandising and Licensing; and
•	New Media and Interactive.

Production

Production Strategy

DHX has expertise in developing, producing, distributing and otherwise monetizing children’s, youth and family content worldwide and is integrated with its production studios and operations in Halifax, Toronto, and Vancouver. DHX’s production business, which operates as DHX Studios, focuses on programs, primarily animation, targeted at the children and youth age range that appeal to worldwide audiences and have the potential to generate multiple revenue streams. Children’s programming, especially animation, travels across cultures more easily than non-children’s programming as it can be more easily dubbed into other languages and can therefore be sold in numerous markets. Management believes that animated children’s programming is particularly attractive due to the potential for longer-term revenue streams, including merchandising and licensing revenue, as it tends not to become dated as quickly as other forms of programming and consequently may be resold for viewing by successive generations of children. The Company’s youth-oriented productions include the multi-award winning Degrassi franchise as well as more recent popular programs such as Make It Pop. The Company believes that such youth-oriented programs are complementary to DHX’s primarily children’s and family library and are consistent with the Company’s strategy of focusing on properties which have international appeal and the potential for multiple revenue streams, including digital distribution and merchandising and licensing opportunities. Finally, the Company’s production strategy also includes the development of properties outside of its core area of children’s and youth programming, including live action comedy, such as This Hour Has 22 Minutes. This additional diversification of its production slate provides the Company with alternative revenue streams, and access to different markets.

DHX believes that focusing on the production and development of high quality television programs will result in a consequential extension of the revenue generating life of the titles developed and produced, more viable merchandising and licensing opportunities, and increased profit on production. The Company is currently in production with 12 titles that are based on proprietary and licensed intellectual property. The Company also actively pursues co-production relationships in order to expand its output and access to international talent to create worldwide brands of value.

The Company maintains a highly disciplined approach to acquiring and perfecting key exploitation rights to its content and owns the majority of the home entertainment and merchandising and licensing rights to its intellectual property. The following chart illustrates the production process employed by the Company:

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Production Pipeline

In each of fiscal 2015 and 2016, the Company produced more than 150 half hours of proprietary content to add to its library through its own and third party studios, with a total of 215 half hours of proprietary content produced in fiscal 2016. DHX has a robust production pipeline with 11 titles and 224 half-hour episodes of proprietary content currently in production. The current production slate of the Company includes shows such as Cloudy with a Chance of Meatballs, Inspector Gadget, The Deep, and Teletubbies. Additionally, the Company’s prime-time production slate includes the award-winning comedy series This Hour Has 22 Minutes, which has a 23-year history as a cultural icon in the Canadian market and is presently in its 24th season.

The following table illustrates proprietary programs currently in production, including equivalent number of half-hours:2

2 Episodes may not necessarily equal a half hour in length.

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In addition to the programs above, the Company is also in advanced stages of development of additional programs, including Mega Monster Mayhem, Supernoobs, Chip & Potato, Morgana, and MegaMan.

Production Funding

The Company and its production subsidiaries employ a production funding model that is designed to ensure there is low capital risk associated with developing content while retaining long-term exploitation rights. DHX benefits from a Canadian regulatory environment that provides funding to cover the majority of the costs of developing and producing content prior to obtaining “green light” approval for production. The Company believes that this provides a distinct advantage over international peers that self-fund their productions. DHX maintains a “green light” policy which requires projects to have at least 85%–100% of the direct costs of production covered before entering the production phase. This is achieved through contracted Canadian broadcast licensing revenue, tax credits, other subsidies, and pre-sales.

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Interim production financing is an additional component of the funding model for a typical production produced by the Company. The Company’s interim production financing is made up of credit facilities with various institutions which are secured by a combination of, among other things, restricted cash balances and federal and provincial film tax credits receivable. Typically, upon collection of film tax credit receivables, the production financing is repaid.

Production Services

DHX also generates recurring revenue from its long-standing production services relationships. DHX provides services, such as producing television shows and movies of the week for, and providing animation and other similar services to, third parties under contract and typically on a repeat basis for established brands.

Library and Distribution

Independent Library of Children’s and Family Entertainment

DHX owns a library of globally recognized children’s and family brands with substantial scale and diversity. The Company’s library contains in excess of 11,800 half hours of primarily animated programming across over 400 titles, making it one of the world’s largest independent libraries of children’s content (i.e. excluding libraries associated with a U.S. studio). The Company’s extensive library includes some of the world’s most popular and recognizable characters. The titles appeal to a broad cross-section of audiences, from classic preschool properties targeted towards both genders, to up-to-date comedy titles and nostalgic titles for older audiences. The Company believes that libraries of this breadth and depth are extremely difficult to replicate and estimates that replacement could take several decades with no assurances of created brands of a similar strength. With stable viewing hours for children and teens, the Company believes it is well positioned to continue to monetize its library through its existing relationships and new entrants.

The following table illustrates select television shows in the Company’s library:3

3 Episodes may not necessarily equal a half hour in length.

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Distribution

The Company’s library and distribution business line, which operates as DHX Distribution, sells initial broadcast rights to individual broadcasters representing different “windows” (pay cable, terrestrial, cable and satellite) in their respective territories, as well as packages of programs to individual broadcasters and other content exhibitors, reuse rights (“library” sales) to existing series with individual broadcasters and other content exhibitors, and pre-sells series that are in development. The Company maintains relationships with many broadcasters and other content exhibitors in the children and youth genres in major territories worldwide. The Company’s broad base of more than 300 different customers to date has been critical to the Company’s growth, enabling it to minimize the effects of downturns in any one market. DHX has long-standing relationships with many of the world’s distributors across broadcast television, cable and digital channels. The Company manages its global distribution relationships through an in-house platform in order to effectively monetize its extensive library worldwide.

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The Company’s content is primarily distributed through its international sales group, which is based in Toronto, with additional offices in Los Angeles, Paris and Beijing. DHX is the largest independent provider of children’s content in Canada, one of the largest international suppliers into the U.S. market, and has a significant presence in key markets around the world, including Europe, Asia and South America. As noted above, the Company believes that children’s content, in particular animated content, travels across cultures more easily than other genres and that as a result the Company benefits from its focus on animated children’s shows for which it enjoys global recognition for many of its titles. DHX distributes its programming to over 300 territories from offices worldwide.

DHX’s distribution team is fully integrated with the Company’s development and production studios, which provide valuable market feedback at all stages of project development. Through this feedback, DHX is able to develop new content, including new titles and new seasons of existing titles, with broad appeal and significant market opportunity. The Company employs an advanced content rights management system which is used to manage all business aspects of distribution and maximize monetization of content.

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DHX maintains a strong global presence at preeminent industry events, including MIP, MIPCOM, Licensing International Expo, American International Toy Fair, Licensing Show and others to continually identify opportunities to monetize its library globally.

Digital Distribution

The Company believes that the emergence and rapid growth of OTT platforms are creating substantial revenue generation opportunities for owners of high-quality, in-demand content and that DHX is well-positioned to benefit from this industry transformation.

The digital distribution of DHX’s industry-leading library is a source of significant growth for the Company as subscription video on demand (“SVOD”), transactional video on demand (“TVOD”), advertising video on demand (“AVOD”) and other OTT channels have increasingly looked, and are increasingly looking, to add high quality children’s content to their offerings. The Company has agreements with leading digital providers including Netflix, Amazon, DLA (Latin America), Hulu and Shomi and has entered into several international digital content deals with global channel operators in Europe, South America and Africa. The Company expects the rollout and growth of digital content to continue around the world.

DHX has also partnered with YouTube with respect to the monitoring and delivery of its content via YouTube (outside of DHX’s dedicated channels) creating an additional revenue stream for the Company. The Company believes that the successful implementation of this strategy is indicative of DHX’s ability to monetize its content through AVOD and SVOD delivery platforms such as YouTube. Additionally, DHX maintains three advertising-based dedicated YouTube channels – DHX Junior, DHX Kids, and DHX Encore – in order to enhance the Company’s digital footprint. DHX’s dedicated YouTube channels deliver a variety of DHX content to consumers, which generates advertising-based revenues for the Company.

Most recently, DHX launched Wildbrain, the Company’s wholly owned and operated Multi-Platform Kids Network for kids from 2-10 years old, which connects content owners with advertisers on platforms such as YouTube and Dailymotion, among others and leverages DHX’s digital expertise to monetize children’s content.

Television Broadcasting

DHX’s television broadcasting business line, which operates as DHX Television, is comprised of four marquee children’s television channels, including Family Channel, Family Jr., Télémagino, and Family CHRGD, which represent some of Canada’s most viewed children’s TV stations.

•	Family Channel – Family Channel launched in 1988 and offers family television entertainment targeting kids 8-14 with a mix of top-rated Canadian and acquired series, movies and specials. Family Channel is also available On-Demand, On-Line, and in high definition (“HD”).

•	Family Jr. – Family Jr. launched in 2007 and offers English-language subscribers across Canada preschool television entertainment through a mix of Canadian series and popular preschool brands. Family Jr. is also available On-Demand, On-Line, and in HD.

•	Télémagino – Télémagino launched in 2010 and offers French-language subscribers preschool entertainment through a mix of Canadian series and popular preschool brands. Télémagino is also available On-Demand, On-Line and in HD.

•	Family CHRGD – Family CHRGD launched in 2011 and is an advertising-supported digital specialty network that features animated and live-action programming for kids 6-12. Family CHRGD is also available On-Demand, On-Line and in HD.

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In addition to linear television, each of the four channels also have multiplatform applications which allow for its content to be distributed across a number of platforms (including BDUs, online, and mobile), both on demand and streamed. All of the services are available in HD. The primary target audience for these services consists of authenticated BDU subscribers, which avoids cannibalizing BDU-generated revenues. The four channels are also supported by popular and robust websites designed to engage viewers and support their loyalty to the brands. The sites feature games, short and long form video content, contests, music videos, and micro-sites of the most popular shows. Traffic to the sites is monetized through advertising and sales sponsorships. The services are additionally present on social media platforms, including YouTube, Facebook and Twitter. DHX Television is headquartered in DHX’s Toronto offices.

Integration of Operations

The ownership of DHX Television has enabled the Company to increase integration between operating segments in the following ways:

•	Liberating production of new DHX series from dependency on obtaining “green light” approval from third-party broadcasters;
•	Strengthening earnings as a result of reduced volatility through contractual customer relationships and streamlined production processes;
•	Increasing the amount of Canadian content production funding directed to DHX productions arising from the approval of the acquisition of DHX Television by the CRTC; and
•	Strengthening the platform to build awareness of DHX brands among children and youth across demographics, increasing loyalty and driving merchandising and licensing revenue.

Extension of the Family Channel Brand

On April 15, 2015, the Company announced that it would be rebranding three of its channels and transitioning its content supply agreement with Disney. As part of the transition following the discontinuation of the Disney output agreement, the Company announced that Disney Junior (English) and Disney XD would be rebranded leveraging the Family Channel brand. The Company has now completed the rebranding of Disney Junior (English) as Family Jr., Disney Junior (French) as Télémagino, and Disney XD as Family CHRGD. The rebranding leveraged Family Channel’s status as one of the most watched children’s television service in the country among kids ages 8 to 14, 12 to 17, and 2 to 17 in Canada.4

DHX Television commenced with a new and original lineup in 2016 following the discontinuation of the Disney output agreement. The Company’s content driven strategy is built upon the following: (i) commissioning new and original content, including utilizing the Company’s own proprietary animation and production teams; (ii) leveraging the Company’s more than 11,800 half-hour library; and (iii) augmenting its content strategy with new and compelling content supply agreements. In conjunction with the announcement of the rebranding and consistent with the planned content strategy, DHX announced in fiscal 2015 a multi-year arrangement with Mattel that brings more than 70 hours of new episodes and specials to air on DHX Television’s networks. The deal includes the addition of content from premiere Mattel brands across DHX’s channels. Additionally, in fiscal 2016, DHX Television licensed more than 1,100 half-hours of programming from DreamWorks, including All Hail King Julien, The Mr. Peabody & Sherman Show, Dragons: Race to the Edge, The Croods, and others. DHX Television also licensed 300 half-hours of teen content for exclusive broadcast in Canada on Family Channel and includes SVOD and mobile rights.

Merchandising and Licensing

The Company’s merchandising and licensing business involves licensing its owned intellectual property and representing third party independently owned intellectual property.

In June 2014, DHX formed its own dedicated consumer products division, operating as DHX Brands, which brings all of DHX’s merchandising and licensing together under one consumer products division. The DHX Brands division focuses its activities around the Company’s core slate of high-profile licensed properties and includes licensing, brand management and creative services teams. DHX Brands licenses rights to merchandisers for fabrication of consumer products, such as toys, games and apparel, based on intellectual property owned by the Company. Some of DHX’s proprietary brands that are leveraged in this owned merchandising and licensing business line include, among others, Yo Gabba Gabba!, Caillou, Johnny Test, Teletubbies, In the Night Garden and Twirlywoos.

4 Source: Numeris (Previously BBM Canada).

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CPLG is a subsidiary of the Company and the agent appointed for selected brands of DHX. CPLG is a leading entertainment, sport and brand licensing agency with offices in the UK, Europe, U.S., and Middle East. CPLG has approximately 40 years of experience in the licensing industry and has a representation portfolio which includes Universal, Sesame Workshop, MGM, St Andrews Links, Rugby Football Union and Michelangelo. CPLG provides each of its clients with dedicated licensing and marketing industry professionals and a fully-integrated product development, legal and accounting service. CPLG earns commissions on merchandising and licensing from representing independently owned brands of film studios and other third parties as well as selected DHX brands.

In addition to the activities described above, the Company also generates revenue from live tours based on proprietary and third party brands, including, most recently, the Company’s 2015 Big Ticket Summer Concert and The Next Step Wild Rhythm Tour and, historically, Yo Gabba Gabba!.

New Media and Interactive

DHX’s new media and interactive department operates out of Vancouver, developing, producing, distributing and otherwise exploiting new media products, such as websites, interactive games and apps, to various platforms, including interactive, mobile, internet, and other new digital platforms. Over the last 12 years, the Company has produced and distributed over 35 owned websites and approximately 50 online games to broadcast partners both domestically and internationally.

DHX also licenses its brands to third party developers for various platforms and for translation into a variety of languages. In 2008, the Company began to build upon this expertise to create content for the new and emerging mobile platforms and started publishing the content directly to consumers via paid subscription or download-to-own services. To date, the Company has published, directly and indirectly, approximately 40 mobile applications, available in both the iOS and Android stores, and has recorded approximately 4.25 million downloads around the world. There are currently 2 mobile games and 3 web games in various stages of development and scheduled to be released in fiscal 2017.

Industry Overview

Production

Canada is a favorable jurisdiction for film and television production due to its tax credit and other incentive regimes, Canadian content regulations, as well as excellent international co-production treaties and highly skilled creative workforce. Canada has consistently enjoyed success in the animation production industry worldwide, with several independently produced Canadian programs achieving international recognition.

The Canadian production industry is marked by a highly supportive regulatory environment. Presently, major English-language broadcasting groups (including Rogers Media, Bell Media, Corus Entertainment, and Shaw Media) are typically required by the CRTC to spend a percentage of their revenues on Canadian content. In addition, several specialty and conventional networks are required to devote a percentage of their broadcast schedule to programming directed at children. The Broadcasting Act also encourages independent production by directing BDU contributions and establishing requirements for Canadian programming expenditures.

The Canadian production industry has seen steady growth with approximately 3.7% compound annual growth rate over the past ten years. Total production revenue was $7.1 billion in 2015, Canadian children and youth TV production revenue was $514 million in 2015, while Canadian animation production was $219 million during the same period.5

5 Source: CMPA Profile 2015.

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Distribution

DHX believes that the demand for children’s and family programming has increased significantly as a result of the proliferation of digital/non-linear distribution methods, primarily OTT. OTT deployments include aggregators such as Netflix and Hulu, standalone set-top boxes such as Apple TV and TiVo, internet-enabled “smart” TVs and other TV Everywhere initiatives. DHX employs the term “TV Everywhere” to describe authenticated OTT platforms on mobile devices. Since most digital/non-linear sales are currently non-exclusive, distributors, such as DHX, are able to take advantage of selling the same content to multiple channels in the same territory.

Television Broadcasting

The strong viewership dynamics of the children’s TV segment in Canada is supported by the fact that English kids TV represents approximately a 17% viewership share of total English Canadian pay specialty TV market.6 In the view of management of the Company, the outlook for English kids TV remains stable with future growth driven by the following trends:

•	Growth potential from recent linear channel launches;
•	Continued conversion of analog cable subscribers to digital platform;
•	VOD and SVOD revenue opportunities; and
•	Broadband and mobile rights monetization.

Merchandising and Licensing

Merchandising and licensing can be highly lucrative given the low risk, high cash margins and passive nature of collecting royalty streams. Typically, companies will enter into licensing arrangements once their brands have achieved a reasonable level of market recognition.

According to available market data, the United States and Canada’s combined retail sales of licensed merchandise totaled US$145.4 in 2015, with total global retail sales of US$251.7 billion in 2015. Retail sales related to entertainment and character licensing amounted to US$113.2 billion 2015, amounting to a 44.9% share of combined retail sales of licensed merchandise.7

Competitive Conditions

Production and Distribution

Although there is a multi-billion dollar children’s entertainment market worldwide, the production and distribution of children’s, youth and other genres of television, film and other media content is highly competitive. The Company competes with numerous Canadian domestic as well as international suppliers of media content, including vertically integrated major motion picture studios, television networks, and independent television production companies. Many of these competitors are significantly larger than DHX and have substantially greater resources, including easier access to capital. Canadian production companies typically also have access to the same favourable production financing environment in Canada employed by the Company and compete with the Company for program commissions from Canadian broadcasters. Additionally the Company competes with other television and motion picture production companies for ideas and storylines created by third parties, as well as for actors, directors, writers and other key personnel required for a production.

The Company believes that the proliferation of digital/non-linear distribution of media content, including OTT, has reduced certain competitive pressures in the production and distribution of media content considering the increased number of customers/distribution channels, an increase in the demand for programming, and the increased prevalence of non-exclusive deals which permits the Company to sell the same content to multiple channels in the same territory.

Additionally, as noted above, the Company believes that the breadth and depth of the Company’s library would be extremely difficult to replicate. The Company estimates that replacement could take several decades with no assurances of created brands of a similar strength, advantageously positioning the Company relative to certain competitors.

6 Source: Numeris (Previously BBM Canada) (Broadcast Year 2015-2016).

7 Source: Licensing Industry Merchandisers’ Association, LIMA Annual Global Licensing Survey.

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Television Broadcasting

The competitive environment in the television industry has changed significantly over the past few years following the deployment of digital set-top boxes, the launch of numerous new television networks and the resulting fragmentation of the market. As a result, the channels comprising DHX Television compete for subscribers against other pay and specialty network operators such as Corus, Bell Media, Rogers Broadcasting and Quebcor. Furthermore, DHX Television competes for advertising revenues with the aforementioned operators and conventional television networks such as CBC, CTV, and Global as well as with other advertising media, including the internet. The multiplication of television networks has also resulted in increased competition for program content.

DHX Television also competes with several foreign and domestic digital/non-linear providers, including OTT, many of which are outside of the Canadian regulatory system and therefore have no Canadian content spending or on-air obligations, and charge no Canadian sales tax. The Company believes that the proliferation of digital/non-linear providers has increased the demand for, and cost of, high-quality content and increased audience fragmentation and competition for subscribers.

The Company also expects that the decisions coming from the Let’s Talk TV consultation have resulted and will continue to result in changes to the competitive conditions impacting the DHX Television Business. Refer to “General Development of the Business – Significant Acquisitions and Other Recent Developments – CRTC Let’s Talk TV” above for additional information concerning the CRTC Let’s Talk TV hearings and associated decisions and their potential impact on the Company.

Merchandising and Licensing

The Company’s merchandising and licensing activities are also subject to a highly competitive environment. The Company competes with several large entertainment and toy companies as well as smaller domestic and international entertainment and toy developers and producers. The industry’s low barriers to entry result in opportunities for existing competitors and new entrants to develop and acquire entertainment and trademark properties that compete with the Company’s properties. Competition is based primarily on consumer preferences and extends to the Company’s ability to generate and otherwise acquire popular entertainment and trademark properties and secure licenses to exploit, and effectively distribute and market, such properties.

Customers

DHX’s target customers for its production and library and distribution business lines are, in large part, made up of conventional and specialty terrestrial and cable/satellite television broadcasters in the U.S., the UK, Canada and other international markets. Additionally, the Company targets OTT and digital providers for its production and distribution business lines worldwide. Some of the OTT and digital providers that comprise DHX’s customer base include Netflix, Amazon, Hulu and Shomi. The Company has sold programs to over 300 broadcasters or major rights buyers in over 300 territories.

The following chart lists certain of the Company’s current and recent production and distribution customers:

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Each of the four children’s television channels comprising DHX Television are carried by major BDUs in Canada, including as Bell, Cogeco, Telus, Rogers, Shaw Direct, Eastlink, Shaw and Videotron.

Specialized Skill and Knowledge

DHX’s management team brings together strong complementary skills, expertise and experience in various aspects of the television and film production, distribution, television broadcasting, merchandising and licensing, and new media and interactive industries, including production, financing, sales and marketing. The Company is led by Executive Chairman Michael Donovan, CEO Dana Landry, and President & COO Steven DeNure. DHX Television is led by, and benefits from the expertise of, SVP & GM, DHX Television Joseph Tedesco and DHX’s merchandising and licensing operations are led by, and benefit from the expertise of, CEO, CPLG and EVP, DHX Brands, Peter Byrne. DHX’s management team has over 100 years of collective experience in the television and film production industry, and has received numerous awards of excellence. For additional information concerning certain officers noted above, refer to “Directors and Officers” below.

Intangible Properties

DHX uses a number of trademarks, service marks and official marks for its products and services. Many of these brands and marks are owned and registered by the Company, and the Company believes those trademarks that are not registered are protected by common law. The Company may also license certain marks from third parties. The Company has taken affirmative legal steps to protect its owned and licensed trademarks, and believes its trademark position is adequately protected. The exclusive rights to trademarks depend upon the Company’s efforts to use and protect such marks and the Company does so vigorously.

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Distribution rights to television programming and films as well as ancillary rights are granted legal protection under the copyright laws and other laws of Canada, the United States and most foreign countries. These laws impose substantial civil and criminal sanctions for the unauthorized duplication and exhibition of film and television programming. The Company believes that it takes, and plans to continue taking, all appropriate and reasonable measures to secure, protect and maintain or obtain agreements from licensees to secure, protect and maintain copyright and other legal protections for all of the film and television programming produced and distributed by DHX under the laws of all applicable jurisdictions.

The Company can give no assurance that its actions to establish and protect its trademarks and other proprietary rights will be adequate to prevent imitation or copying of its filmed and animated entertainment by others or to prevent third parties from seeking to block sales of its filmed and animated entertainment as a violation of their trademarks and proprietary rights. Moreover, the Company can give no assurance that others will not assert rights in, or ownership of, its trademarks and other proprietary rights, or that the Company will be able to successfully resolve these conflicts. In addition, the laws of certain foreign countries may not protect proprietary rights to the same extent as do the laws of Canada and the United States.

The Company operates a comprehensive clearance and rights management system to both protect its rights and to ensure that works that DHX uses have the requisite clearances or licenses from the owners. A key element of contracts for copyright works is the term or time period of the license granted, which in the television sector can vary, but usually is for a time period such as one to three years. Rights management in a digital business environment is becoming increasingly complex due to challenges with definitions, semantics and taxonomic issues related to contractual rights.

Cycles and Seasonality

DHX’s operating results for any period are subject to cyclical or season fluctuations and dependent on factors such as the number and timing of film and television programs delivered, the budgets and financing cycles of broadcasters, overall demand for content, general advertising revenues and retail cycles associated with consumer spending activity, and the timing and level of success achieved by merchandise licensed and royalties paid in respect thereof, none of which can be predicted with certainty. Consequently, the Company’s results from operations may fluctuate materially from period-to-period and the results of any one period are not necessarily indicative of results for future periods.

Changes to Contracts

The majority of DHX Television’s non-Canadian content was previously supplied by Disney pursuant to an output agreement. The Company continued to broadcast Disney content until December 2015 as part of a transitional arrangement with a new and original lineup which commenced in January 2016. There is no assurance that the DHX content and content commissioned from other studios and independent third party producers replacing the Disney content will be successful replacement programming. The Company’s strategy for replacing Disney content is described in more detail under “The Company’s Business Lines – Television Broadcasting” above.

Employees

At June 30, 2016, the Company had 478 full-time employees, 11 of which are based in Halifax, 213 at the Company’s facilities in Toronto, 9 in Los Angeles, 123 in Vancouver and 122 are based in Europe. In addition, the Company retains individuals on a temporary contract basis, including directors, cast and crew, with the appropriate skills and background as required for particular projects under development or in production. During the year ended June 30, 2016, the Company retained approximately 860 temporary workers. Given the extent of the Company’s production portfolio, it is able to maintain its access to skilled animators, artists, lighting crews, directors and line producers, by being able to provide relatively constant work. There are a number of independent animation studios across the country that can be engaged on a “work for hire” basis that can be used to manage production capacity while minimizing fixed overhead costs.

Operations

DHX operates out of offices in Halifax, Toronto, Vancouver, Los Angeles, and London, with additional offices worldwide as depicted under “The Company’s Business Lines – Library and Distribution” above which additional worldwide offices primarily support the Company’s distribution and merchandising and licensing activities. The Company maintains animation studios in Halifax and Vancouver where it provides services and facilities for both its owned productions as well as for third parties. The Company also owns and operates a 98,400 square foot studio on a 4.3 acre site in Toronto used primarily for live-action productions produced by the Company.

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Approximately 43.7% of the Company’s consolidated revenue for the fiscal year ended June 30, 2016 was attributable to foreign operations (i.e. attributable to the Company’s entities outside of Canada). These consist primarily of revenues from the Company’s international content distribution, merchandising and licensing of owned proprietary programs and merchandising and licensing of represented third party brands. Revenue attributable to CPLG for the year ended June 30, 2016 was comprised entirely of revenue from foreign operations.

REORGANIZATIONS

During fiscal year ended June 30, 2016, the Company completed a reorganization for tax planning purposes involving certain of its material subsidiaries which primarily involved, among other transactions, the dissolution of DHX Cookie Jar Inc., the transfer of substantially all of DHX Cookie Jar Inc.’s assets and liabilities to DHX Media (Toronto) Ltd., and the transfer of Cookie Jar Entertainment Holdings UK Ltd. (which holds CPLG) to DHX Worldwide Limited.

SOCIAL POLICIES

DHX is committed to fair dealing, honesty and integrity in all aspects of its business conduct and has implemented a Code of Business Conduct and Ethics applicable to all directors, officers, and employees of the Company which aims to demonstrate the Company’s commitment to conduct itself ethically and is available on DHX’s website at www.dhxmedia.com.

RISK FACTORS

The following are the specific and general risks that could affect the Company that each reader should carefully consider. Additional risks and uncertainties not presently known to the Company or that the Company does not currently anticipate will be material, may impair the Company’s business operations and its operating results and as a result could materially impact its business, results of operations, prospects and financial condition. Readers should additionally refer to the risk factors set out in the Company’s most recent annual Management Discussion and Analysis, which, together with the risk factors below, do not necessarily constitute an exhaustive list.

Risks Applicable to the Company’s Shares

The market prices for the Shares may be volatile as a result of factors beyond the Company’s control.

Securities markets have a high level of price and volume volatility, and the market price of shares of many companies have experienced wide fluctuations in price which have not necessarily been related to the operating performance, underlying asset values or prospects of such companies. The market price of the Company’s Shares may be subject to significant fluctuation in response to numerous factors, including variations in its annual or quarterly financial results or those of its competitors, changes by financial research analysts in their recommendations or estimates of the Company’s earnings, conditions in the economy in general or in the broadcasting, film or television sectors in particular, unfavorable publicity changes in applicable laws and regulations, exercise of the Company’s outstanding options and/or warrants, or other factors. Moreover, from time to time, the stock markets on which the Company’s Shares will be listed may experience significant price and volume volatility that may affect the market price of the Company’s Shares for reasons unrelated to its economic performance. No prediction can be made as to the effect, if any, that future sales of Shares or the availability of Shares for future sale (including Shares issuable upon the exercise of stock options) will have on the market price of the Shares prevailing from time to time. Sales of substantial numbers of Shares, or the perception that such sales could occur, could adversely affect the prevailing price of the Company’s Shares.

As a result of any of these factors, the market price of the Shares may be volatile and, at any given point in time, may not accurately reflect the long term value of DHX. This volatility may affect the ability of holders of Shares to sell their Shares at an advantageous price.

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DHX’s Common Voting Shares and Variable Voting Shares structure is unusual in the United States. As a result, brokers, dealers and other market participants may not understand the conversion features of the Common Voting Shares and Variable Voting Shares, which may negatively impact liquidity in the trading market for each class of Shares and may result in differences between the trading prices of each class of Shares that do not reflect differences in the underlying economic or voting interests represented by each class of Shares.

The Company may require additional capital in the future which may decrease market prices and dilute each shareholder’s ownership of the Company’s Shares.

The Company may require capital in the future in order to meet additional working capital requirements, to make capital expenditures, to take advantage of investment and/or acquisition opportunities or for other reasons (the specific risks of which are described in more detail below). Accordingly, the Company may need to raise additional capital in the future. The Company’s ability to obtain additional financing will be subject to a number of factors including market conditions and its operating performance. These factors may make the timing, amount, terms and conditions of additional financing unattractive or unavailable for the Company.

In order to raise such capital, the Company may sell additional equity securities in subsequent offerings and may issue additional equity securities. Sales or issuances of a substantial number of equity securities, or the perception that such sales could occur, may adversely affect prevailing market price for the securities. With any additional sale or issuance of equity securities, investors will suffer dilution of their voting power and the Company may experience dilution in its earnings per share. Capital raised through debt financing would require the Company to make periodic interest payments and may impose restrictive covenants on the conduct of the Company’s business. Furthermore, additional financings may not be available on terms favorable to the Company, or at all. The Company’s failure to obtain additional funding could prevent the Company from making expenditures that may be required to grow its business or maintain its operations.

The Company may issue additional Common Voting Shares and/or Variable Voting Shares, including upon the exercise of its currently outstanding stock options and in accordance with the terms of the Company’s dividend reinvestment plan, employee share purchase plan and performance share unit plan. Accordingly, holders of Common Voting Shares and Variable Voting Shares may suffer dilution.

Voting rights of holders of Variable Voting Shares may be automatically decreased if votes attached to the Variable Voting Shares exceed certain limits under the Articles.

The terms of the Variable Voting Shares pursuant to the Articles of Amendment of the Company provide for the voting rights attached to the Variable Voting Shares to decrease automatically and without further act or formality on the part of the Company or the holder if the total number of votes that may be exercised in respect of all issued and outstanding Variable Voting Shares exceed certain limits. As a result, holders of Variable Voting Shares may have less influence on a per share basis than holders of Common Voting Shares on matters requiring a vote of shareholders. An automatic decrease of voting rights attaching to the Variable Voting Shares, or the risk that such a decrease of voting rights attaching to the Variable Voting Shares may occur, could affect the ability of holders of Variable Voting Shares to sell their Shares at an advantageous price. See “Description of Share Capital”.

The Company expects to incur significant additional legal, accounting and other expenses as a result of becoming a public company in the United States.

In connection with the listing of Variable Voting Shares of the Company on NASDAQ, the Company became subject to public company reporting obligations in the United States. As a public company in the United States, the Company will incur significant additional legal, accounting and other expenses compared to historical levels. In addition, new and changing laws, regulations and standards relating to corporate governance and public disclosure, including the Dodd-Frank Wall Street Reform and Consumer Protection Act and the rules and regulations thereunder, as well as under the Sarbanes-Oxley Act of 2002, the Jumpstart Our Business Startups Act and the rules and regulations of the SEC and NASDAQ, may result in an increase in the Company’s costs and the time that the Board and management of the Company must devote to complying with these rules and regulations. The Company expects these rules and regulations to substantially increase its legal and financial compliance costs and to divert management time and attention from the Company’s product development and other business activities.

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The Company is a “foreign private issuer” under U.S. securities laws, and is not required to provide the same information in the same time periods as U.S. “domestic issuers”.

The Company is a foreign private issuer under applicable U.S. federal securities laws, and therefore, it is not required to comply with all the periodic disclosure and current reporting requirements of the U.S. Exchange Act. As a result, the Company does not file the same reports that a U.S. domestic issuer would file with the SEC, although the Company will be required to file with or furnish to the SEC the continuous disclosure documents that it is required to file in Canada under Canadian securities laws. In addition, the Company’s officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions of Section 16 of the U.S. Exchange Act. Therefore, the Company’s shareholders may not know on as timely a basis when the Company’s officers, directors and principal shareholders purchase or sell Common Voting Shares or Variable Voting Shares as the reporting periods under the corresponding Canadian insider reporting requirements are longer. In addition, as a foreign private issuer, the Company is exempt from the proxy rules under the U.S. Exchange Act.

The Company is an “emerging growth company”. The reduced reporting requirements applicable to emerging growth companies may make the Company’s Shares less attractive to investors. In addition, loss of emerging growth company status may increase management time and cost for compliance with additional reporting requirements.

The Company is an “emerging growth company” as defined in section 3(a) of the U.S. Exchange Act (as amended by the United States Jumpstart Our Business Startups Act (the “JOBS Act”), enacted on April 5, 2012), and the Company will continue to qualify as an “emerging growth company” until the earliest to occur of: (a) the last day of the fiscal year during which the Company has total annual gross revenues of US$1,000,000,000 (as such amount is indexed for inflation every 5 years by the SEC) or more; (b) the last day of the fiscal year of the Company following the fifth anniversary of the date of the first sale of common equity securities of the Company pursuant to an effective registration statement under the U.S. Securities Act; (c) the date on which the Company has, during the previous 3-year period, issued more than US$1,000,000,000 in non-convertible debt; and (d) the date on which the Company is deemed to be a ‘large accelerated filer’, as defined in Rule 12b–2 under the U.S. Exchange Act. The Company would qualify as a large accelerated filer (and would cease to be an emerging growth company) as at June 30, 2016 if the aggregate worldwide market value of common equity held by its non-affiliates would be US$700 million or more as of December 31, 2016, being the last business day of its second fiscal quarter of this year.

Generally, a registrant that registers any class of its securities under section 12 of the U.S. Exchange Act is required to include in the second and all subsequent annual reports filed by it under the U.S. Exchange Act, a management report on internal control over financial reporting and, subject to an exemption available to registrants that meet the definition of a “smaller reporting company” in Rule 12b-2 under the U.S. Exchange Act, an auditor attestation report on management’s assessment of internal control over financial reporting. However, for so long as the Company continues to qualify as an emerging growth company, it will be exempt from the requirement to include an auditor attestation report in its annual reports filed under the U.S. Exchange Act, even if it does not qualify as a “smaller reporting company”. In addition, section 103(a)(3) of the Sarbanes-Oxley Act of 2002 has been amended by the JOBS Act to provide that, among other things, auditors of an emerging growth company are exempt from any rules of the Public Company Accounting Oversight Board requiring mandatory audit firm rotation or a supplement to the auditor’s report in which the auditor would be required to provide additional information about the audit and the financial statements of the registrant (auditor discussion and analysis).

Investors may find the Shares less attractive because the Company relies upon certain of these exemptions. If some investors find the Shares less attractive as a result, there may be a less active trading market for the Shares and the Share price may be more volatile. However, if the Company no longer qualifies as an emerging growth company, the Company would be required to divert additional management time and attention from the Company’s product development and other business activities and incur increased legal and financial costs to comply with the additional associated additional reporting requirements.

It may be difficult for U.S. investors to bring actions and enforce judgments under U.S. securities laws.

Investors in the United States or in other jurisdictions outside of Canada may have difficulty bringing actions and enforcing judgments against the Company, its directors, its executive officers and some of the experts named in this Annual Information Form based on civil liabilities provisions of the federal securities laws or other laws of the United States or any state thereof or the equivalent laws of other jurisdictions of investor residence.

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There is some doubt as to whether a judgment of a U.S. court based solely upon the civil liability provisions of U.S. federal or state securities laws would be enforceable in Canada against the Company, its directors and officers or the experts named in this Annual Information Form. There is also doubt as to whether an original action could be brought in Canada against the Company or its directors and officers or the experts named in this Annual Information Form to enforce liabilities based solely upon U.S. federal or state securities laws.

An active market in the United States for the Company’s Variable Voting Shares may not develop or be sustained.

The Company’s Variable Voting Shares began trading on NASDAQ on June 23, 2015. However, trading volume on NASDAQ has been limited. There can be no assurance that an active market for the Variable Voting Shares in the United States will be developed or sustained. Holders of Variable Voting Shares may be unable to sell their investments on satisfactory terms in the United States. As a result of any risk factor discussed herein, the market price of the Variable Voting Shares or Common Voting Shares of the Company at any given point in time may not accurately reflect the long-term value of the Company. Furthermore, responding to these risk factors could result in substantial costs and divert management’s attention and resources. Substantial and potentially permanent declines in the value of the Variable Voting Shares or Common Voting Shares may result.

Other factors unrelated to the performance of the Company that may have an effect on the price and liquidity of the Shares include: the extent of analytical coverage; lessening in trading volume and general market interest in the Shares; the size of the Company’s public float; and any event resulting in a delisting of Shares.

The public announcement of potential future corporate developments may significantly affect the market price of the Shares.

Management of the Company, in the ordinary course of the Company’s business, regularly explores potential strategic opportunities and transactions. These opportunities and transactions may include strategic joint venture relationships, significant debt or equity investments in the Company by third parties, the acquisition or disposition of material assets, the licensing, acquisition or disposition of material intellectual property, the development of new product lines or new applications for its existing intellectual property, significant distribution arrangements and other similar opportunities and transactions. The public announcement of any of these or similar strategic opportunities or transactions might have a significant effect on the price of the Shares. The Company’s policy is to not publicly disclose the pursuit of a potential strategic opportunity or transaction unless it is required to do so by applicable law, including applicable securities laws relating to continuous disclosure obligations. There can be no assurance that investors who buy or sell Shares of the Company are doing so at a time when the Company is not pursuing a particular strategic opportunity or transaction that, when announced, would have a significant effect on the price of the Shares.

In addition, any such future corporate development may be accompanied by certain risks, including exposure to unknown liabilities of the strategic opportunities and transactions, higher than anticipated transaction costs and expenses, the difficulty and expense of integrating operations and personnel of any acquired companies, disruption of the Company’s ongoing business, diversion of management’s time and attention, possible dilution to shareholders and other factors as discussed below in more detail. The Company may not be able to successfully overcome these risks and other problems associated with any future acquisitions and this may adversely affect the Company’s business and financial condition.

Risks Applicable to DHX Generally

The Company faces risks inherent in doing business internationally, many of which are beyond the Company’s control.

The Company distributes films and television productions and conducts other business activities outside Canada and derives revenues from these sources. As a result, the Company’s business is subject to certain risks inherent in international business, many of which are beyond its control. These risks include: changes in local regulatory requirements, including restrictions on content; changes in the laws and policies affecting trade, investment and taxes (including laws and policies relating to the repatriation of funds and to withholding taxes); differing degrees of protection for intellectual property; instability of foreign economies and governments; cultural barriers; wars and acts of terrorism; and the spread of viruses, diseases or other widespread health hazards.

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Any of these factors could have a material adverse effect on the Company’s business, results of operations or financial condition.

The Company’s results of operations may fluctuate significantly depending on the number and timing of television programs and films delivered or made available to various media.

Results of operations with respect to DHX’s production and distribution of film and television operations for any periods are significantly dependent on the number and timing of television programs and films delivered or made available to various media. Consequently, the Company’s results of operations may fluctuate materially from period to period and the results of any one period are not necessarily indicative of results for future periods. Cash flows may also fluctuate and are not necessarily closely correlated with revenue recognition. Although traditions are changing, due in part to increased competition from new channels of distribution, industry practice is that broadcasters make most of their annual programming commitments between February and June such that new programs can be ready for telecast at the start of the broadcast season in September, or as mid-season replacements in January. Because of this annual production cycle, DHX’s revenues may not be earned on an even basis throughout the year. Results from operations fluctuate materially from quarter to quarter and the results for any one quarter are not necessarily indicative of results for future quarters.

The Company relies on key personnel, the loss of any one of whom could have a negative effect on the Company.

The Company is substantially dependent upon the services of certain key personnel, particularly Michael Donovan, Dana Landry, Steven DeNure and Joseph Tedesco (with respect to DHX Television). The loss of the services of any one or more of such individuals, or other key personnel, could have a material adverse effect on the business, results of operations or financial condition of the Company. Each of Mr. Donovan, Mr. Landry, Mr. DeNure and Mr. Tedesco are under contract with the Company until 2016, 2018, 2019 and indefinitely, respectively.

The Company is subject to income taxes in a number of jurisdictions, and to audits from tax authorities in those jurisdictions. Any audits could materially affect the income taxes payable or receivable in any jurisdiction, which changes would affect the Company’s financial statements.

In the preparation of its financial statements, the Company is required to estimate income taxes in each of the jurisdictions in which it operates, taking into consideration tax laws, regulations and interpretations that pertain to the Company’s activities. In addition, DHX is subject to audits from different tax authorities on an ongoing basis and the outcome of such audits could materially affect the amount of income tax payable or receivable recorded on its consolidated balance sheets and the income tax expense recorded on its consolidated statements of earnings. Any cash payment or receipt resulting from such audits would have an impact on the Company’s cash resources available for its operations.

The Company may be subject to claims and legal proceedings that could be time-consuming, expensive and result in significant liabilities.

Governmental, legal or arbitration proceedings may be brought or threatened against the Company in the future. Regardless of their merit, any such claims could be time consuming and expensive to evaluate and defend, divert management’s attention and focus away from the business and subject the Company to potentially significant liabilities.

The Company’s growth strategy partially depends upon the acquisition of other businesses. There can be no assurance that the Company will be able to successfully identify, consummate or integrate any potential acquisitions into its operations.

The Company has made or entered into, and will likely continue to pursue, various acquisitions, business combinations and joint ventures intended to complement or expand its business. DHX believes the acquisition of other businesses may enhance its strategy of expanding its product offerings and customer base. The successful implementation of such acquisition strategy depends on the Company’s ability to identify suitable acquisition candidates, acquire such companies on acceptable terms, integrate the acquired company’s operations and technology successfully with its own and maintain the goodwill of the acquired business. DHX is unable to predict whether or when it will be able to identify any suitable additional acquisition candidates that are available for a suitable price, or the likelihood that any potential acquisition will be completed. When evaluating a prospective acquisition opportunity, the Company cannot assure that it will correctly identify the costs and risks inherent in the business to be acquired. The scale of such acquisition risks will be related to the size of the company or companies acquired relative to that of DHX at the time of acquisition, and certain target companies may be larger than DHX.

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Growth and expansion resulting from future acquisitions may place significant demands on the Company’s management resources. In addition, while DHX’s management believes it has the experience and know-how to integrate acquisitions, such efforts entail significant risks including, but not limited to: (a) the failure to integrate successfully the personnel, information systems, technology, and operations of the acquired business; (b) the potential loss of key employees or customers from either the Company’s current business or the business of the acquired company; (c) failure to maximize the potential financial and strategic benefits of the transaction; (d) the failure to realize the expected synergies from acquired businesses; (e) impairment of goodwill; (f) reductions in future operating results from amortization of intangible assets; (g) the assumption of significant and/or unknown liabilities of the acquired company; and (h) the diversion of management’s time and resources.

Future acquisitions are accompanied by the risk that the obligations and liabilities of an acquired company may not be adequately reflected in the historical financial statements of such company and the risk that such historical financial statements may be based on assumptions, which are incorrect or inconsistent with the Company’s assumptions or approach to accounting policies. In addition, such future acquisitions could involve tangential businesses which could alter the strategy and direction of the Company.

There can be no assurance that DHX will be able to successfully identify, consummate or integrate any potential acquisitions into its operations. In addition, future acquisitions may result in potentially dilutive issuances of equity securities, have a negative effect on the Company’s share price, or may result in the incurrence of debt or the amortization of expenses related to intangible assets, all of which could have a material adverse effect on the Company’s business, financial condition and results of operations.

The Company’s leverage could affect its ability to obtain financing, restrict operational flexibility, restrict payment of dividends, divert cash flow to interest payments and make it more vulnerable to competitors and economic downturns.

DHX incurred a significant amount of indebtedness in connection with the completion of the acquisition of DHX Television, the Echo Bridge Library and Nerd Corps. As of June 30, 2016, DHX had outstanding indebtedness (including the outstanding Notes, the Credit Facilities and the Company’s production credit facilities) of $390 million. The Company’s degree of current and future leverage, particularly if increased to complete potential acquisitions, could materially and adversely affect DHX in a number of ways, including:

•	limiting the Company’s ability to obtain additional financing for working capital, capital expenditures, product development, debt service requirements, acquisitions and general corporate or other purposes;
•	restricting the Company’s flexibility and discretion to operate its business;
•	limiting the Company’s ability to declare dividends on its Shares;
•	having to dedicate a portion of the Company’s cash flows from operations to the payment of interest on its existing indebtedness and not having such cash flows available for other purposes, including operations, capital expenditures and future business opportunities;
•	exposing the Company to increased interest expense on borrowings at variable rates;
•	limiting the Company’s flexibility to plan for, or react to, changes in its business or market conditions;
•	placing the Company at a competitive disadvantage compared to its competitors that have less debt;
•	making the Company vulnerable to the impact of adverse economic, industry and Company-specific conditions; and
•	making the Company unable to make capital expenditures that are important to its growth and strategies.

In addition, the Company may not be able to generate sufficient cash flows from operations to service its indebtedness, in which case it may be required to sell assets, reduce capital expenditures, reduce spending on new production, refinance all or a portion of its existing indebtedness or obtain additional financing, any of which would materially adversely affect the Company’s operations and ability to implement its business strategy. For additional information concerning the Company’s Credit Facilities and Notes refer to “General Development of the Business – Significant Acquisitions and Other Recent Developments” at pages 6-9 of this Annual Information Form.

The Company’s Credit Facilities and Notes may limit its ability to incur additional debt, sell assets, grant liens and pay dividends. In addition, in the event of a default, or a cross-default or cross-acceleration under future credit facilities, the Company may not have sufficient funds available to make the required payments under its debt agreements, resulting in lenders taking possession of collateral.

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The terms of the Company’s Credit Facilities and Notes (including the trust indenture in respect of the Notes) may limit the Company’s ability to, among other things:

•	incur additional indebtedness or contingent obligations;
•	sell significant assets;
•	grant liens; and
•	pay dividends in excess of certain thresholds.

The Credit Facilities and Notes require the Company to maintain certain financial ratios and satisfy other non-financial maintenance covenants. Compliance with these covenants and financial ratios, as well as those that may be contained in future debt agreements may impair the Company’s ability to finance its future operations or capital needs or to take advantage of favorable business opportunities. The Company’s ability to comply with these covenants and financial ratios will depend on future performance, which may be affected by events beyond the Company’s control. The Company’s failure to comply with any of these covenants or financial ratios may result in a default under the Credit Facilities and/or Notes and, in some cases, the acceleration of indebtedness under other instruments that contain cross-default or cross-acceleration provisions. In the event of a default, or a cross-default or cross- acceleration, the Company may not have sufficient funds available to make the required payments under its debt agreements. If the Company is unable to repay amounts owed under the terms of the Credit Facilities or the credit agreement governing any credit facility that it may enter into in the future, those lenders may be entitled to take possession of the collateral securing that facility to the extent required to repay those borrowings. In such event, the Company may not be able to fully repay the Credit Facilities or any credit facility that it may enter into in the future, if at all. For additional information concerning the Company’s Credit Facilities and Notes refer to “General Development of the Business – Significant Acquisitions and Other Recent Developments” at pages 6-9 of this Annual Information Form.

The Company’s expanding operations have placed significant demands on the managerial, operational and financial personnel and systems of the Company.

As a result of acquisitions completed by DHX, significant demands have been placed on the managerial, operational and financial personnel and systems of DHX. No assurance can be given that the Company’s systems, procedures and controls will be adequate to support the expansion of operations of DHX. The future operating results of the Company will be affected by the ability of its officers and key employees to manage changing business conditions and to implement and improve its operational and financial controls and reporting systems. If the Company is unsuccessful in managing such demands and changing business conditions, its financial condition and results of operations could be materially adversely affected.

The Company manages liquidity carefully to address fluctuating quarterly revenues. Any failure of the Company to adequately manage such liquidity could adversely affect the Company’s business and results of operations.

The Company’s production revenues for any period are dependent on the number and timing of film and television programs delivered, which cannot be predicted with certainty. The Company’s film and television distribution revenues vary significantly from quarter to quarter driven by contracted deliveries with television services. Distribution revenues are contract and demand driven and can fluctuate significantly from period to period. The Company manages liquidity by forecasting and monitoring operating cash flows and through the use of capital leases and maintaining credit facilities. Any failure to adequately manage liquidity could adversely affect the Company’s business and results of operations, including by limiting the Company’s ability to meet its working capital needs, make necessary or desirable capital expenditures, satisfy its debt service requirements, make acquisitions and declare dividends on its Shares. There can be no assurance that the Company will continue to have access to sufficient short and long term capital resources, on acceptable terms or at all, to meet its liquidity requirements.

There can be no assurance that the Company will continue its dividend payments at the current levels or at all.

The Company currently pays quarterly dividends on its Shares in amounts approved by the Board. While the Company expects to continue to generate sufficient free cash flow to fund such dividend payments, if actual results are different from expectations there can be no assurance that the Company will continue its dividend payments at the current levels or at all.

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During an economic downturn, the Company’s operating results, prospects and financial condition may be adversely affected.

The Company’s revenues and operating results are and will continue to be influenced by prevailing general economic conditions in particular with respect to its television broadcasting activities. In certain cases, purchasers of DHX Television’s advertising inventories may reduce their advertising budgets. In addition, the deterioration of economic conditions could adversely affect payment patterns which could increase the Company’s bad debt expense. During an economic downturn, there can be no assurance that the Company’s operating results, prospects and financial condition would not be adversely affected.

Risks Related to the Production and Distribution of Film and Television

The Company’s entertainment programming may not be accepted by the public which would result in a portion of the Company’s costs not being recouped or anticipated profits not being realized.

The entertainment industry involves a substantial degree of risk. Acceptance of entertainment programming represents a response not only to the production’s artistic components, but also the quality and acceptance of other competing programs released into the marketplace at or near the same time, the availability of alternative forms of entertainment and leisure time activities, general economic conditions, public tastes generally and other intangible factors, all of which could change rapidly or without notice and cannot be predicted with certainty. There is a risk that some or all of the Company’s programming will not be purchased or accepted by the public generally, resulting in a portion of costs not being recouped or anticipated profits not being realized. There can be no assurance that revenue from existing or future programming will replace loss of revenue associated with the cancellation or unsuccessful commercialization of any particular production.

The Company’s films and television programs may not receive favorable reviews or ratings or perform well in ancillary markets, broadcasters may not license the rights to the Company’s film and television programs, and distributors may not distribute or promote the Company’s films and television programs, any of which could have a material adverse effect on the Company’s business, results of operations or financial condition.

Because the performance of television and film programs in ancillary markets, such as home video and pay and free television, is often directly related to reviews from critics and/or television ratings, poor reviews from critics or television ratings may negatively affect future revenue. The Company’s results of operation will depend, in part, on the experience and judgment of its management to select and develop new investment and production opportunities. The Company cannot make assurances that the Company’s films and television programs will obtain favorable reviews or ratings, that its films and television programs will perform well in ancillary markets, or that broadcasters will license the rights to broadcast any of the Company’s film and television programs in development or renew licenses to broadcast film and television programs in the Company’s library. The failure to achieve any of the foregoing could have a material adverse effect on the Company’s business, results of operations or financial condition.

Licensed distributors’ decisions regarding the timing of release of, and promotional support for, the Company’s films, television programs and related products are important in determining the success of these films, programs and related products. The Company does not control the timing and manner in which the Company’s licensed distributors distribute the Company’s films, television programs or related products. Any decision by those distributors not to distribute or promote one of the Company’s films, television programs or related products or to promote competitors’ films, programs or related products to a greater extent than they promote the Company could have a material adverse effect on the Company’s business, results of operations or financial condition.

Loss of the Company’s Canadian status may result in loss of government tax credits and incentives or default by the Company under broadcast licences.

In addition to license fees from domestic and foreign broadcasters and financial contributions from co-producers, the Company finances a significant portion of its production budgets from federal and provincial governmental agencies and incentive programs, including the Canada Media Fund, provincial film equity investment and incentive programs, federal tax credits and provincial tax credits, and other investment and incentive programs. Tax credits are considered part of the Company’s equity in any production for which they are used as financing. There can be no assurance that individual incentive programs available to the Company will not be reduced, amended or eliminated or that the Company or any production will qualify for them, any of which may have an adverse effect on the Company’s business, results of operations or financial condition.

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Furthermore, the Company could lose its ability to exploit Canadian government tax credits and incentives described above if it ceases to be “Canadian” as defined under the Investment Canada Act (Canada). In particular, the Company would not qualify as a Canadian if Canadian nationals cease to beneficially own shares of the Company having more than 50% of the combined voting power of its outstanding shares. In Canada and under international treaties, under applicable regulations, a program will generally qualify as a Canadian-content production if, among other things: (i) it is produced by Canadians with the involvement of Canadians in principal functions; and (ii) a substantial portion of the budget is spent on Canadian elements. In addition, the Canadian producer must have full creative and financial control of the project. A substantial number of the Company’s programs are contractually required by broadcasters to be certified as “Canadian”. In the event a production does not qualify for certification as Canadian, the Company would be in default under any government incentive and broadcast licenses for that production. In the event of such default, the broadcaster could refuse acceptance of the Company’s productions.

Recently, Canada’s Minister of Canadian Heritage announced a review of Canada’s broadcasting, media and cultural industries, commencing with consultations with consumers and creators of cultural content. Presently, it is uncertain as to whether such review will result in any changes to the laws, regulations, rules, institutions, policies or programs governing Canada’s broadcasting, media and cultural industries and whether such changes, if any, would impact the Company and its business.

Production and distribution of television programs and films is highly competitive. Failure of the Company to increase its penetration of the prime-time network market or obtain favorable programming slots may have a negative impact on the Company’s business.

For fiscal 2016, a material portion of the Company’s revenues have been derived from the production and distribution of film and television programs. The business of producing and distributing film and television programs is highly competitive. The Company faces intense competition with other producers and distributors, many of whom are substantially larger and have greater financial, technical and marketing resources than the Company. The Company competes with other television and film production companies for ideas and storylines created by third parties as well as for actors, directors, writers and other personnel required for a production. The Company may not be successful in any of these efforts which may adversely affect business, results of operations or financial condition.

The Company intends to increase its penetration of the prime-time television network market. The Company competes for time slots with a variety of companies which produce televised programming. The number of network prime-time slots remains limited (a “slot” being a broadcast time period for a program), even though the total number of outlets for television programming has increased over the last decade. Competition created by the emergence of new broadcasters has generally caused the market shares of the major networks to decrease. Even so, the licence fees paid by the major networks remain the most lucrative. As a result, there continues to be intense competition for the time slots offered by those networks. There can be no assurance that the Company will be able to increase its penetration of the prime-time network market or obtain favorable programming slots and the failure to do so may have a negative impact on the Company’s business.

The Company may not be able to acquire new products and rights to popular titles, which could have a material adverse effect on its business, results of operations or financial condition.

The Company depends on a limited number of titles for a significant portion of the revenues generated by its film and television content library. In addition, many of the titles in its library are not presently distributed and generate substantially no revenue. If the Company cannot acquire new products and rights to popular titles through production, distribution agreements, acquisitions, mergers, joint ventures or other strategic alliances, it could have a material adverse effect on its business, results of operations or financial condition.

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The Company may not successfully protect and defend against intellectual property infringement and claims. Any such litigation could result in substantial costs and the diversion of resources and could have a material adverse effect on the Company’s business, results of operations or financial condition.

The Company’s ability to compete depends, in part, upon successful protection of its intellectual property. Furthermore, the Company’s revenues are dependent on the unrestricted ownership of its rights to television and film productions. Any successful claims to the ownership of these intangible assets could hinder the Company’s ability to exploit these rights. The Company does not have the financial resources to protect its rights to the same extent as some of its competitors. The Company attempts to protect proprietary and intellectual property rights to its productions through available copyright and trademark laws in a number of jurisdictions and licensing and distribution arrangements with reputable international companies in specific territories and media for limited durations. Despite these precautions, existing copyright and trademark laws afford only limited practical protection in certain countries in which the Company may distribute its products and in other jurisdictions no assurance can be given that challenges will not be made to the Company’s copyright and trade-marks. In addition, technological advances and conversion of film and television programs into digital format have made it easier to create, transmit and share unauthorized copies of film and television programs. Users may be able to download and/or stream and distribute unauthorized or “pirated” copies of copyrighted material over the Internet. As long as pirated content is available to download and/or stream digitally, some consumers may choose to digitally download or stream material illegally. As a result, it may be possible for unauthorized third parties to copy and distribute the Company’s productions or certain portions or applications of its intended productions, which could have a material adverse effect on its business, results of operations or financial condition.

Litigation may also be necessary in the future to enforce the Company’s intellectual property rights, to protect its trade secrets, or to determine the validity and scope of the proprietary rights of others or to defend against claims of infringement or invalidity. Any such litigation could result in substantial costs and the diversion of resources and could have a material adverse effect on the Company’s business, results of operations or financial condition. The Company cannot provide assurances that infringement or invalidity claims will not materially adversely affect its business, results of operations or financial condition. Regardless of the validity or the success of the assertion of these claims, the Company could incur significant costs and diversion of resources in enforcing its intellectual property rights or in defending against such claims, which could have a material adverse effect on the Company’s business, results of operations or financial condition.

The Company may be materially adversely affected by the loss of revenue generated by a few productions or broadcasters.

Revenue from production and distribution of film and television may originate from disproportionately few productions and broadcasters. The value of the Common Voting Shares and Variable Voting Shares may be materially adversely affected should the Company lose the revenue generated by any such production or broadcaster.

The Company may not have sufficient insurance coverage, completion bonds, or alternative financing to pay for budget overruns and other production risks.

A production’s costs may exceed its budget. Unforeseen events such as labor disputes, death or disability of a star performer or other key personnel, changes related to technology, special effects or other aspects of production, shortage of necessary equipment, damage to film negatives, master tapes and recordings, or adverse weather conditions, or other unforeseen events may cause cost overruns and delay or frustrate completion of a production. Although the Company has historically completed its productions within budget, there can be no assurance that it will continue to do so. The Company currently maintains insurance policies and when necessary, completion bonds, covering certain of these risks. There can be no assurance that any overrun resulting from any occurrence will be adequately covered or that such insurance and completion bonds will continue to be available or, if available on terms acceptable to the Company. DHX has never made a material claim on its insurance or called on a completion bond. In the event of budget overruns, the Company may have to seek additional financing from outside sources in order to complete production of a television program. No assurance can be given as to the availability of such financing or, if available on terms acceptable to the Company. In addition, in the event of substantial budget overruns, there can be no assurance that such costs will be recouped, which could have a significant impact on the Company’s results of operations or financial condition.

Management estimates for revenues and expenses for a production may not be accurate.

The Company makes numerous estimates as to its revenues and matching production and direct distribution expenses on a project by project basis. As a result of this accounting policy, earnings can widely fluctuate if the Company’s management has not accurately forecast the revenue potential of a production.

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Local cultural incentive programs currently accessed by the Company may be reduced, amended or eliminated.

There can be no assurance that the local cultural incentive programs which DHX may access in Canada and internationally from time to time, including those sponsored by various European, Australian and Canadian governmental agencies, will not be reduced, amended or eliminated. There can be no assurance that such programs and policies will not be terminated or modified in a manner that has an adverse impact on DHX’s business, including, but not limited to, its ability to finance its production activities. Any change in the policies of those countries in connection with their incentive programs may require DHX to relocate production activities or otherwise have an adverse impact on DHX’s business, results of operation or financial condition.

The Company may be required to increase overhead and payments to talent in connection with increases in its production slate or its production budgets, which would result in greater financial risk.

The production, acquisition and distribution of films and television programs require a significant amount of capital. The Company cannot provide assurance that it will be able to continue to successfully implement financing arrangements or that it will not be subject to substantial financial risks relating to the production, acquisition, completion and release of future films and television programs. If the Company increases (through internal growth or acquisition) its production slate or its production budgets, it may be required to increase overhead, make larger up-front payments to talent, and consequently bear greater financial risks. The occurrence of any of the foregoing could have a material adverse effect on the Company’s business, results of operations or financial condition.

Changes in the regulatory environment of the film and television industry could have a material adverse effect on the Company’s revenues and earnings.

At the present time, the film and television industry is subject to a variety of rules and regulations. In addition to the regulatory risks applicable to DHX Television more particularly described elsewhere herein, the Company’s film and television production and distribution operations may be affected in varying degrees by future changes in the regulatory environment of the film and television industry. Any change in the regulatory environment applicable to the Company’s operations could have a material adverse effect on the Company’s revenues and earnings. Management constantly monitors the regulatory environment to identify risks and opportunities resulting from any changes.

Technological changes to production and distribution may diminish the value of the Company’s existing equipment and programs if the Company is unable to adapt to these changes on a timely basis.

Technological change may have a material adverse effect on the Company’s business, results of operations and financial condition if the Company is unable to adapt to these changes on a timely basis. The emergence of new production or computer-generated imagery (“CGI”) technologies, or a new digital television broadcasting standard, may diminish the value of the Company’s existing equipment and programs. Although the Company is committed to production technologies such as CGI and digital post-production, there can be no assurance that it will be able to incorporate other new production and post-production technologies which may become de facto industry standards. In particular, the advent of new broadcast standards, which may result in television programming being presented with greater resolution and on a wider screen than is currently the case, may diminish the evergreen value of the Company’s programming library because such productions may not be able to take full advantage of such features. There can be no assurance that the Company will be successful in adapting to these changes on a timely basis.

A strike or other form of labor protest affecting guilds or unions in the television and film industries could disrupt the Company’s production schedules which could result in delays and additional expenses.

Many individuals associated with the Company’s projects are members of guilds or unions which bargain collectively with producers on an industry-wide basis from time to time. While the Company has positive relationships with the guilds and unions in the industry, a strike or other form of labor protest affecting those guilds or unions could, to some extent, disrupt production schedules which could result in delays and additional expenses.

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Funds from the foreign exploitation of its properties may be paid in foreign currencies which may vary substantially relative to the Canadian dollar in a production period due to factors beyond the Company’s control. In addition, foreign currency and exchange control regulations may adversely affect the repatriation of funds to Canada.

The returns to the Company from foreign exploitations of its properties are customarily paid in U.S. dollars, GBP and Euros and, as such, may be affected by fluctuations in the exchange rates. Currency exchange rates are determined by market factors beyond the control of the Company and may vary substantially during the course of a production period. In addition, the ability of the Company to repatriate to Canada funds arising in connection with foreign exploitation of its properties may also be adversely affected by currency and exchange control regulations imposed by the country in which the production is exploited. At present, the Company is not aware of any existing currency or exchange control regulations in any country in which the Company currently contemplates exploiting its properties which would have an adverse effect on the Company’s ability to repatriate such funds. Where appropriate, the Company may hedge its foreign exchange risk through the use of derivatives.

Any of the foregoing could have a material adverse effect on the Company’s business, results of operations or financial condition.

Risks Related to Television Broadcasting

The CRTC’s decisions following the Let’s Talk TV consultation are expected to have an impact on the manner in which broadcasting distribution undertakings package and promote television services and also to increase competition between television services. The manner in which these changes are made could have a material adverse impact on the revenues of DHX.

Starting in March 2016, broadcasting distribution undertakings are required to offer all discretionary television programming services (which includes all services other than those that are required to be distributed as a part of the basic service and some other exceptions) either on an à la carte basis or in small, reasonably priced packages. As of December 2016, BDUs are required to offer all services both on an à la carte basis and in small, reasonably priced packages.

The impact of these changes on existing packages offered by BDUs, and in particular on the relatively high penetration packages through which DHX Television’s services have typically been offered is not yet fully known. If DHX Television’s services were moved into low penetration packages or only offered on an à la carte basis, and if DHX Television were not able to negotiate penetration based pricing to offset the decline in penetration, then this could have an adverse impact on DHX’s revenue.

Loss of applicable licences for DHX Television, or changes to the terms of these licences, could have a material adverse effect on the revenues of the Company attributable to its television broadcasting activities.

DHX Television operates under three broadcast licences issued by the CRTC, which are required to operate the broadcasting undertakings held by DHX Television. The Category A licences for Family Channel and Family Jr. and the Category B licence for Télémagino were issued for five years and expire in 2017. The Category B licence for Family CHRGD was issued in 2009, initially expired in 2015 and has been administratively renewed expiring in 2017. For a description of Category A and Category B licences issued by the CRTC, refer to the “General Development of the Business – Significant Acquisitions and Other Recent Developments – CRTC Let’s Talk TV” section above.

At this time, all larger, licensed Canadian BDUs must carry channels that hold Category A licences in the appropriate language market. The CRTC has stated that it intends to remove this requirement for independent Category A licences starting as of September 1, 2018. The change in status of the Family Channel Category A licence could have a material adverse effect on the subscriber count and ultimately the revenues of DHX attributable to its television broadcasting activities.

In addition, the CRTC licences carry a number of mandated requirements, including minimum Canadian content expenditures, minimum Canadian content airtime, and maximum airtime devoted to certain suppliers, among other requirements. Changes to these terms, particularly with respect to Canadian programming exhibition and expenditures, may result in material changes to the content cost structure of DHX Television. Moreover, in past years, previous owners of DHX Television were able to allocate Canadian content expenditures across a number of different services by sharing these expenditures with its other broadcast assets in its CRTC-recognized broadcast group. DHX does not own additional broadcast assets with Canadian expenditure obligations and, therefore, cannot allocate programming expenditures on this basis.

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Loss of the largest supplier of DHX Television’s non-Canadian content may result in significant changes to the content available to, and the cost structure of, DHX Television.

The majority of DHX Television’s non-Canadian content was previously supplied by Disney. On April 15, 2015, DHX announced that its current output agreement with Disney would not be renewed. The Company continued to broadcast Disney content until December of 2015 as part of a transitional arrangement, commencing with a new and original lineup in January 2016. There is no assurance that the DHX content and content commissioned from other studios and independent third party producers replacing the Disney content will be successful replacement programming. Additionally, the content previously supplied by Disney is now distributed in competition with DHX’s content and programming.

The inability of the Company to renew distribution affiliation agreements with BDUs on similar terms or at all, or the loss of certain significant customers, could have a material adverse effect on revenues of DHX Television.

DHX Television is dependent on BDUs, including cable, Direct to Home, Internet Protocol TV and multichannel multipoint distribution systems, for distribution of its television services. There could be a negative impact on revenues if distribution affiliation agreements with BDUs were not renewed on terms and conditions similar to those currently in effect or at all. Affiliation agreements with BDUs have multi-year terms that expire at various points in time.

The majority of DHX Television’s subscriber base is reached through a small number of very significant customers. DHX Television generally enters into long-term contracts with its customers, however, there is always a risk that the loss of an important relationship would have a significant impact on any particular business unit.

The rebranding of DHX’s television channels and resulting change in content may negatively affect the Company’s relationship with its BDU partners and impact its ability to negotiate terms and conditions when distribution affiliation agreements are up for renewal.

Legislative changes, a direction by the Governor in Council to the CRTC, or the adoption of new regulations or policies or any decision by the CRTC, could have a material adverse effect on DHX’s business, financial condition or operating results.

DHX’s television broadcasting operations are subject to federal government regulation, including the Broadcasting Act. The CRTC administers the Broadcasting Act and, among other things, grants, amends and renews broadcasting licences, and approves certain changes in corporate ownership and control of broadcast licencees. The CRTC may also adopt and implement regulations and policies, and renders decisions thereunder, which can be found on the CRTC’s website at www.crtc.gc.ca. Certain decisions of the CRTC can also be varied, rescinded or referred back to the CRTC by Canada’s Governor-in-Council either of its own volition or upon petition in writing by third parties filed within 90 days of a CRTC decision. The Government of Canada also has the power under the Broadcasting Act to issue directions of general application on broad policy matters with respect to the objectives of the broadcasting and regulatory policy in the Broadcasting Act, and to issue directions to the CRTC requiring it to report on matters within the CRTC’s jurisdiction under the Broadcasting Act. Legislative changes, a direction by the Governor in Council to the CRTC, or the adoption of new regulations or policies or any decision by the CRTC, could have a material adverse effect on the DHX’s business, financial condition or operating results.

The CRTC requires Canadian television programming services to draw certain proportions of their programming from Canadian content and, in many cases, to spend a portion of their revenues on Canadian programming. Often, a portion of the production budgets of Canadian programs is financed by Canadian government agencies and incentive programs, such as the Canadian Media Fund, Telefilm Canada and federal and provincial tax credits. There can be no assurance that such financing will continue to be available at current levels, or at all. Reductions or other changes in the policies of Canada or its provinces in connection with their incentive programs could increase the cost of acquiring Canadian programs required to be broadcasted and have a material adverse effect on DHX’s business, financial condition or operating results.

Government directions limit the ownership by non-Canadians of voting shares in Canadian broadcasting undertakings and require Canadian control of such undertakings. For additional information concerning restrictions on ownership of shares and voting shares arising in connection with the application of the Broadcasting Act to DHX refer to “Description of Share Capital” above. Any failure to comply with such limits could result in the loss of the broadcast licences held by DHX Television. In October 2014 DHX effected the Share Capital Reorganization in order to address this risk concerning Canadian ownership and control of broadcast undertakings. Additional details concerning DHX’s capital structure can be found above under the heading “Description of the Share Capital”. The Company additionally monitors the level of non-Canadian ownership of its Shares pursuant to its special operating procedures for monitoring share ownership discussed below under “Description of Share Capital – Restrictions on Non-Canadian Ownership”. The CRTC has not reviewed or approved DHX’s share capital structure and there can be no assurance that the level of non-Canadian ownership of DHX’s shares will be deemed to be within acceptable limits for the purposes of the Broadcasting Act.

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DHX’s television operations rely upon licenses granted under the Copyright Act (Canada) (the “Copyright Act”) in order to make use of the music components of the programming distributed by these undertakings. Under these licenses, DHX is required to pay royalties, established by the Copyright Board of Canada pursuant to the requirements of the Copyright Act, to collecting societies that represent the copyright owners of such music components. The levels of the royalty payable by DHX are subject to change upon application by the collecting societies and approval by the Copyright Board. The Government of Canada may, from time to time, make amendments to the Copyright Act. Amendments to the Copyright Act could result in DHX being required to pay different levels of royalties for these licenses.

Changes in laws or regulations or in how they are interpreted, and the adoption of new laws or regulations, could negatively affect DHX. Management constantly monitors the regulatory environment to identify risks and opportunities resulting from any changes.

Technological changes in broadcasting may increase audience fragmentation, decrease the number of subscribers to the Company’s services, reduce the Company’s television ratings and have an adverse effect on revenues.

With respect to the DHX Television Business, products issued from new or alternative technologies, may include, among other things: TVOD, SVOD, Personal Video Recorders, Mobile Television, Internet Protocol TV and Internet television. Additionally, devices like smartphones and tablets are creating consumer demand for mobile/portable content. Also, there has been growth of OTT content delivery through the implementation of game systems and other consumer electronic devices (including TV sets themselves) that enable broadband delivery of content providing increased flexibility for consumers to view high quality audio/video in the “living room”. These technologies may increase audience fragmentation, decrease the number of subscribers to the Company’s services, reduce the Company’s television ratings and have an adverse effect on revenues.

The maintenance and growth of the Company’s subscriber bases is dependent upon the ability of BDUs to deploy and expand their digital technologies, their marketing efforts and the packaging of their services’ offerings, as well as upon the willingness of subscribers to adopt and pay for the services.

Subscription revenues are dependent on the number of subscribers and the wholesale rate billed by DHX Television to BDUs for carriage of the individual services. The extent to which the Company’s subscriber bases will be maintained or grow is uncertain and is dependent upon the ability of BDUs to deploy and expand their digital technologies, their marketing efforts and the packaging of their services’ offerings, as well as upon the willingness of subscribers to adopt and pay for the services.

DHX Television’s broadcast signals are subject to illegal interception and as a result, potential revenue loss. An increase in the number of illegal receivers in Canadian homes could adversely impact the Company’s existing revenues and inhibit its capacity to grow its subscriber base.

Licences granted by the CRTC to other licencees, the emergence of new indirect and unregulated competitors, and competition for popular quality programming all increase the Company’s competition for viewers, listeners, programming and advertising dollars.

The CRTC issues new licences for a variety of services on a constant basis. Competitive licences granted to other licencees increase the competition for viewers, listeners, programming and advertising dollars. The Commission has revised its policies regarding genre protection for Category A services based on its Let’s Talk TV review conducted in the 2014-15 broadcast year, which could result in increased competition, particularly in relation to Family Channel.

In recent years, the previous owner of the DHX Television Business launched a number of digital television specialty services and new programming channels, and was able to limit the impact of competition by delivering strong programming and strengthening its brands. DHX Television additionally faces the emergence of new indirect and unregulated competitors such as personal video recorders, mobile television, Internet Protocol TV, Internet television, satellite radio, cell phone radio, OTT content, tablets, smartphones, and mobile media players.

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Quality programming is a key factor driving the success of DHX’s television services. Increasing competition for popular quality programming can cause prohibitive cost increases that may prevent DHX from renewing supply agreements for specific popular programs or contracts for on-air personalities.

During an economic downturn, there can be no assurance that the Company’s broadcast licences and goodwill value would not be adversely affected following changes in assumptions used to support the discounted future cash flows calculated by DHX to assess the fair value.

As disclosed in the notes to the audited consolidated financial statements for the year ended June 30, 2016, the broadcast licences and goodwill are not amortized but are tested for impairment annually, or more frequently if events or circumstances indicate that it is more likely than not that the broadcast licences and/or goodwill value might be impaired. The fair value of broadcast licences and goodwill is and will continue to be influenced by assumptions, based on prevailing general economic conditions, used to support the discounted future cash flows calculated by DHX to assess the fair value of its broadcast licences and goodwill. During an economic downturn, there can be no assurance that DHX’s broadcast licences and goodwill value would not be adversely affected following changes in such assumptions. DHX monitors the value of its broadcasts licences and goodwill on an ongoing basis and any changes to their fair value would be recognized as a non-cash impairment charge on the consolidated statements of earnings.

As television broadcasting is a new business for the Company, it may be less successful in implementing its business strategy than a more seasoned broadcasting entity.

Television broadcasting is a relatively new business for the Company. Although the Company expects to benefit from the experience that its management team has gained while working in the television industry, and the strong management team at DHX (including those managers that have transitioned to DHX in connection with the completion of the acquisition of DHX Television), the Company may be less successful in implementing its business strategy than a more seasoned broadcasting entity. As a result, DHX may experience significant fluctuations in its operating results and rate of growth, which may vary from those projected by management. In addition, the forward-looking statements contained in this Annual Information Form and Management Discussion and Analysis of the Company for the year ended June 30, 2016 about expected future operating results are subject to uncertainties that are due, in part, to DHX’s lack of an operating history in the broadcasting industry. No assurance can be given that DHX will be successful in implementing its business strategy or that it will achieve expected future operating results which could have a material adverse effect on the Company’s cash flows, financial condition or results of operations.

DIVIDENDS AND DISTRIBUTIONS

Holders of Common Voting Shares and Variable Voting Shares of the Company (“Shareholders”) are entitled, subject to the rights, privileges, restrictions and conditions attaching to any other class or series of shares of the Company, to receive dividends if, as and when declared by the Board of the Company. The Common Voting Shares and the Variable Voting Shares rank equally as to dividends on a share-for-share basis. The Company may pay a dividend in money or property or by issuing fully paid shares. However, the Company may not declare or pay a dividend if there are reasonable grounds to believe that (a) the Company is, or would after the payment be, unable to pay its liabilities as they become due; or (b) the realizable value of the Company’s assets would thereby be less than the aggregate of its liabilities and stated capital of all classes.

The dividend policy of the Company undergoes a periodic review by the Board of the Company and is subject to change at any time depending upon the earnings of the Company, its financial requirements and other factors existing at the time. On February 13, 2013, the Board approved a dividend policy for the payment of a regular quarterly dividend. It is anticipated that dividends will be paid in October, December, March and June of each fiscal year which commenced on March 15, 2013. The gap in dividend payment between June and October is due to the timing of release of the Company’s annual financial statements which are due 90 days from year end. Quarterly financials are due 45 days from each quarter end.

Pursuant to subsection 89(14) of the Income Tax Act (Canada) (“ITA”) each dividend paid by DHX on or after June 14, 2013 qualifies as an eligible dividend for Canadian income tax purposes, as defined in subsection 89(1) of the ITA.

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DHX’s history on dividend payments is as follows. All amounts represent pre-tax dividend amounts in Canadian dollars. Dividends paid prior to October 15, 2014 were paid in respect of the Company’s Common Shares and dividends paid following such date were paid in respect of the Company’s Common Voting Shares and Variable Voting Shares:

Dividend Payment History
Record Date	Payment Date	Amount
May 30, 2016	June 20, 2016	$0.016
February 26, 2016	March 21, 2016	$0.016
December 4, 2015	December 29, 2015	$0.015
October 8, 2015	October 16, 2015	$0.015
May 29, 2015	June 19, 2015	$0.014
February 27, 2015	March 20, 2015	$0.014
December 5, 2014	December 29, 2014	$0.013
October 3, 2014	October 15, 2014	$0.013
May 30, 2014	June 20, 2014	$0.012
February 28, 2014	March 21, 2014	$0.012
December 6, 2013	December 27, 2013	$0.011
October 2, 2013	October 16, 2013	$0.011

DESCRIPTION OF SHARE CAPITAL

The authorized share capital of the Company is comprised of an unlimited number of preferred variable voting shares (the “PVV Shares”), an unlimited number of Common Voting Shares, an unlimited number of Variable Voting Shares and an unlimited number of Non-Voting Shares. As of June 30, 2016, there were a total of 100,000,000 PVV Shares, 104,714,707 Common Voting Shares, 29,060,022 Variable Voting Shares, no Non-Voting Shares, no warrants, 7,127,125 stock options outstanding under the Company’s stock option plan, and no performance share units outstanding under the Company’s performance share unit plan.

Overview

The following description refers only to the Company’s share capital and not to any of its subsidiaries. The Company’s share capital is authorized under and subject to applicable provisions of the CBCA. Any amendment to the Company’s authorized share capital, or any other provision of its Articles of Continuance, as amended by the Articles of Amendment and as may be further amended from time to time, is subject to shareholder approval as required by the CBCA. For a more detailed description of the Company’s share capital, refer to the provisions of the Articles of Continuance, as amended by the Articles of Amendment and as may be further amended from time to time.

At February 12, 2004, the date of its incorporation, the Company’s authorized share capital was 1,000,000 Common Shares. On April 19, 2004, the Company’s authorized share capital was increased to 100,000,000 Common Shares. On June 6, 2005, the Company’s authorized share capital was amended to convert 10,000,000 authorized Common Shares into 10,000,000 authorized class A preferred shares. On May 12, 2006, the Company amended its authorized share capital to create an unlimited number of Common Shares. At the same time the Company was authorized by its shareholders to automatically convert the class A preferred shares into Common Shares at the completion of the Company’s initial Public Offering on May 19, 2006. On May 12, 2006, the Company amended its Articles of Continuance to create a new class of shares designated as preferred variable voting shares, with an authorized capital of an unlimited number of shares. The PVV Shares do not have nominal or par value and all of the PVV Shares are fully paid-up.

Effective as of October 6, 2014, DHX’s Articles of Continuance were amended in accordance with the Articles of Amendment approved at a special meeting of shareholders on September 30, 2014. Pursuant to the Articles of Amendment, DHX’s share capital structure was reorganized in order to address concerns relating to Canadian ownership and control arising as a result of its indirect ownership of the DHX Television Business. The Share Capital Reorganization resulted in the creation of three new classes of shares, the Common Voting Shares, the Variable Voting Shares, and the Non-Voting Shares. Each outstanding Common Share of DHX which was not owned and controlled by a Canadian for the purposes of the Broadcasting Act was converted into one Variable Voting Share and each outstanding Common Shares which was owned and controlled by a Canadian for the purposes of the Broadcasting Act was converted into one Common Voting Share. For additional information refer to the management information circular and proxy statement dated September 3, 2014, prepared in connection with the Company’s special meeting of shareholders held on September 30, 2014, which is on file at www.sedar.com and attached as an exhibit to the Company’s registration statement on Form 40-F filed with the SEC at www.sec.gov, and “Common Voting Shares, Variable Voting Shares, and Non-Voting Shares” in this section below.

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The Company may, by special resolution of its shareholders, amend its articles to: change any maximum number of shares that the Company is authorized to issue; create new classes of shares; reduce or increase its stated capital, if its stated capital is set out in the articles; change the designation of all or any of its shares, and add, change or remove any rights, privileges, restrictions and conditions, including rights to accrued dividends, in respect of all or any of its shares, whether issued or unissued; change the shares of any class or series, whether issued or unissued, into a different number of shares of the same class or series or into the same or a different number of shares of other classes or series; divide or authorize the directors (or revoke, diminish or enlarge such authority) to divide a class of shares, whether issued or unissued, into series and fix the number of shares in each series and the rights, privileges, restrictions and conditions thereof; authorize the directors (or revoke, diminish or enlarge such authority) to change the rights, privileges, restrictions and conditions attached to unissued shares of any series; add, change or remove restrictions on the issue, transfer or ownership of shares; or add, change or remove any other provision that is permitted by the CBCA to be set out in the articles.

The holders of shares of a class are entitled to vote separately as a class on a proposal to amend the Company’s articles to: effect an exchange, reclassification or cancellation of all or part of the shares of such class; add, change or remove the rights, privileges, restrictions or conditions attached to the shares of such class; increase the rights or privileges of any class of shares having rights or privileges equal or superior to the shares of such class; make any class of shares having rights or privileges inferior to the shares of such class equal or superior to the shares of such class; effect an exchange or create a right of exchange of all or part of the shares of another class into the shares of such class; or constrain the issue, transfer or ownership of the shares of such class or change or remove such constraint. Additionally, the holders of shares of a class, except the holders of Common Voting Shares or Variable Voting Shares of the Company pursuant to the Company’s articles, are entitled to vote separately as a class on a proposal to amend the Company’s articles to: increase or decrease any maximum number of authorized shares of such class, or increase any maximum number of authorized shares of a class having rights or privileges equal or superior to the shares of such class; or create a new class of shares equal or superior to the shares of such class. The holders of shares of a series are entitled to vote separately as a series on any of the foregoing proposals if such series is affected by an amendment in a manner different from other shares of the same class.

Under the By-Laws, annual meetings must be held not later than 15 months after holding the last preceding annual meeting but no later than six months after the end of the Company’s preceding financial year. The annual meeting of shareholders is held for the purpose of considering the financial statements and reports required by the CBCA to be placed before the annual meeting, electing directors, appointing auditors and for the transaction of such other business as may properly be brought before the meeting. The Board of the Company may call a special meeting of shareholders at any time. Annual or special meetings may be held at the registered office of the Company or elsewhere in Canada if the Company’s Board so determines. Under the By-Laws, meetings of shareholders require 21 days’ notice of such meetings. Under the CBCA, the holders of not less than 5% of the issued shares of the Company that carry the right to vote at a meeting sought to be held may requisition the Board to call a meeting of shareholders for the purposes stated in the requisition. If the directors of the Company do not proceed to call a meeting within 21 days from the date they receive the requisition, any shareholder who signed the requisition may call the meeting. The accidental omission to give notice to a shareholder, the non-receipt of a notice by a shareholder, or any error in any notice not affecting the substance thereof, does not invalidate any action taken at any meeting held pursuant to such notice. Not less than two persons holding or representing by proxy not less than 33 1/3% of the issued and outstanding shares of the Company entitled to vote at a meeting constitute a quorum for such meeting. Subject to the CBCA, a question at a meeting of shareholders shall be decided by show of hands unless a ballot thereon is required by the chair of the meeting or demanded by any person who is present and entitled to vote on such question at the meeting. Unless a ballot is so demanded, a declaration by the chair of the meeting that the vote upon the question has been carried or carried by a particular majority or defeated and an entry to that effect in the minutes of the meeting shall be prima facie proof of the fact without proof of the number or proportion of the votes recorded in favour of or against any resolution or other proceeding in respect of the question, and the result of the vote so taken shall be the decision of the shareholders upon the question. In the case of an equality of votes either upon a show of hands or upon a poll, the chair of the meeting is not entitled to a second or casting vote.

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A person or company (and any director or officer of such company) who beneficially owns, directly or indirectly, or exercises control or direction over, securities of the Company (such as Common Voting Shares or Variable Voting Shares) carrying 10% or more of votes attached to all securities of the Company is, like directors and officers of the Company, considered an “insider” of the Company. Insiders of the Company are subject to requirements under securities legislation in Canadian jurisdictions to report trades of shares and each acquisition of 2% or more of additional voting securities of the Company, each disposition of 2% or more of voting securities of the Company, and any decrease in ownership of voting securities of the Company that results in the insider’s ownership falling below the 10% threshold.

Restrictions on Non-Canadian Ownership

The legal requirements relating to Canadian ownership and control of broadcasting undertakings are embodied in the Direction from the Governor in Council (i.e. Cabinet of the Canadian federal government) to the CRTC pursuant to authority contained in the Broadcasting Act. Under the Direction, non-Canadians are permitted to own and control, directly or indirectly, up to 33 1/3% of the voting shares and 33 1/3% of the votes of a holding company which has a wholly owned subsidiary operating company licenced under the Broadcasting Act. This restriction applies to the Company because it has a wholly owned subsidiary operating the DHX Television Business. The Direction also provides that the Chief Executive Officer and 80% of the members of the board of directors of a licencee that is a corporation, such as DHX’s licenced subsidiary operating company, must be resident Canadian citizens. There are no explicit restrictions on the number of non-voting shares that may be held by non-Canadians at either the holding company or licencee level, but the Direction does not allow the licencee to be controlled by non-Canadians as a question of fact, and the level of ownership of Non-Voting Shares and of total equity is relevant to the analysis of control.

For the purposes of these regulations, “Canadian” means, among other things: (i) a Canadian citizen who is ordinarily resident in Canada; (ii) a permanent resident of Canada who is ordinarily resident in Canada and has been so for more than one year after the date he or she was eligible to apply for Canadian citizenship; (iii) a corporation with not less than 66 2/3% of the issued and outstanding voting shares of which are beneficially owned and controlled by Canadians and which is not otherwise controlled in fact by non-Canadians; or (iv) a pension fund society the majority of whose members of its board of directors are individual Canadians, and that is established under applicable federal legislation or any provincial legislation relating to the establishment of pension fund societies.

As described below, Variable Voting Shares may only be owned or controlled by non-Canadians, and the Common Voting Shares may only be owned and controlled by Canadians. DHX has adopted special operating procedures for monitoring share ownership and ensuring that the share register of each class of Shares is up to date at all times which procedures are administered by DHX’s transfer agent and registrar in Canada and the U.S., Computershare Investor Services Inc. and Computershare Trust Company, N.A., respectively. The special operating procedures set out provisions for monitoring Share ownership, such as requiring declarations regarding Share ownership and compliance, including from participants, brokers, and other financial intermediaries on a quarterly basis and in each form of proxy/voting information form used by DHX, as well as provisions for ensuring and enforcing compliance including requiring conversion where there is contravention of ownership requirements. DHX’s special operating procedures for monitoring share ownership are available on its website at www.dhxmedia.com under the Investors-Governance tabs.

Constraints Imposed on Ownership of Shares of DHX to Ensure Canadian Control

Each issued and outstanding Common Voting Share which is not owned or controlled by a Canadian for the purposes of the Broadcasting Act and related regulations converts, automatically and without any further act by the Company, into one Variable Voting Share. Variable Voting Shares carry one vote per share held, except where (i) the number of votes that may be exercised in respect of all issued and outstanding Variable Voting Shares exceeds 33 1/3% of the total number of votes that may be exercised in respect of all issued and outstanding Variable Voting Shares, Common Voting Shares or PVV Shares (or any greater percentage that would qualify the Company as a “Canadian” pursuant to the Broadcasting Act or any regulation made thereunder) or (ii) the total number of votes cast by or on behalf of the holders of Variable Voting Shares at any meeting on any matter on which a vote is to be taken exceeds 33 1/3% (or any greater percentage that would qualify the Company as a “Canadian” pursuant to the Broadcasting Act or any regulation made thereunder) of the total number of votes that may be cast at such meeting.

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If either of the above-noted thresholds is surpassed at any time, the vote attached to each Variable Voting Share will decrease automatically and without further act or formality. Under the circumstances described in clause (i) above, the Variable Voting Shares as a class cannot carry more than 33 1/3% (or any greater percentage that would qualify the Company as a “Canadian” pursuant to the Broadcasting Act or any regulation made thereunder) of the total voting rights attached to the aggregate number of issued and outstanding Variable Voting Shares, Common Voting Shares and PVV Shares of the Company. Under the circumstances described in clause (ii) above, the Variable Voting Shares as a class cannot, for a given meeting of the shareholders of DHX, carry more than 33 1/3% (or any greater percentage that would qualify the Company as a “Canadian” pursuant to the Broadcasting Act or any regulation made thereunder) of the total number of votes that may be cast at such meeting of shareholders. See “Common Voting Shares, Variable Voting Shares, and Non-Voting Shares” in this section below.

The terms ascribed to the Variable Voting Shares by the Articles of Amendment of the Company are intended to ensure that the number of votes owned and controlled by non-Canadians is at all times within the limit permitted under the Direction, the Broadcasting Act and the regulations made thereunder. However, there can be no assurance that such terms will be accepted by the CRTC or other regulatory authorities as being effective for this purpose.

Common Voting Shares, Variable Voting Shares, and Non-Voting Shares

Voting

The holders of Common Voting Shares will be entitled to receive notice of, and to attend and vote at all meetings of the Shareholders, except those at which holders of a specific class are entitled to vote separately as a class under the CBCA. Each Common Voting Share shall confer the right to one vote at all meetings of the Company's Shareholders.

The holders of Variable Voting Shares will be entitled to receive notice of, to attend and vote at all meetings of the Shareholders, except those at which the holders of a specific class are entitled to vote separately as a class under the CBCA.

Variable Voting Shares will carry one vote per share held, except where (i) the number of votes that may be exercised in respect of all issued and outstanding Variable Voting Shares exceeds 33 1/3% of the total number of votes that may be exercised in respect of all issued and outstanding Variable Voting Shares, Common Voting Shares and PVV Shares (or any greater percentage that would qualify the Company as a "Canadian" pursuant to the Broadcasting Act or in any regulation or direction made thereunder), or (ii) the total number of votes cast by or on behalf of the holders of Variable Voting Shares at any meeting on any matter on which a vote is to be taken exceeds 33 1/3% (or any greater percentage that would qualify the Company as a "Canadian" pursuant to the Broadcasting Act or in any regulation or direction made thereunder) of the total number of votes that may be cast at such meeting.

If either of the above-noted thresholds is surpassed at any time, the vote attached to each Variable Voting Share will decrease automatically without further act or formality. Under the circumstances described in clause (i) of the paragraph above, the Variable Voting Shares as a class cannot carry more than 33 1/3% (or any greater percentage that would qualify the Company as a "Canadian" pursuant to the Broadcasting Act or in any regulation or direction made thereunder) of the total voting rights attached to the aggregate number of issued and outstanding Variable Voting Shares, Common Voting Shares and PVV Shares of the Company. Under the circumstances described in clause (ii) of the paragraph above, the Variable Voting Shares as a class cannot, for a given Shareholders' meeting, carry more than 33 1/3% (or any greater percentage that would qualify the Company as a "Canadian" pursuant to the Broadcasting Act or in any regulation or direction made thereunder) of the total number of votes that may be cast at the meeting.

The holders of Non-Voting Shares will not be entitled to receive notice of, or to attend and vote at meetings of the Shareholders, except those at which holders of Non-Voting Shares are entitled to vote separately as a class under the CBCA. Each Non-Voting Share shall confer the right to one vote at any such meetings of the holders of Non-Voting Shares only.

Dividends

Subject to the rights, privileges, restrictions and conditions attached to any other class of the Company shares ranking prior to the Variable Voting Shares, the holders of Common Voting Shares and the holders of Variable Voting Shares are entitled to receive any dividends that are declared by the Company's Board at the times and for the amounts that the Board may, from time to time, determine. The Common Voting Shares, the Variable Voting Shares and the Non-Voting Shares shall rank equally as to dividends on a share-for-share basis. All dividends shall be declared in equal or equivalent amounts per share on all Common Voting Shares, Variable Voting Shares and Non-Voting Shares then outstanding, without preference or distinction.

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Subdivision or Consolidation

No subdivision or consolidation of the Common Voting Shares, the Variable Voting Shares or the Non-Voting Shares shall occur unless simultaneously, the shares of the other two classes are subdivided or consolidated in the same manner so as to maintain and preserve the relative rights of the holders of each of these classes of shares.

Rights in the Case of Liquidation, Winding-Up or Dissolution

Subject to the rights, privileges, restrictions and conditions attached to the other classes of shares of the Company ranking prior to the Common Voting Shares, the Variable Voting Shares or the Non-Voting Shares, in the case of liquidation, dissolution or winding-up of the Company, the holders of Common Voting Shares, Variable Voting Shares and Non-Voting Shares shall be entitled to receive the Company's remaining property and shall be entitled to share equally, share for share, in all distributions of such assets.

Conversion

Each issued and outstanding Common Voting Share shall be converted into one Variable Voting Share, automatically and without any further act of the Company or the holder, if such Common Voting Share is or becomes owned or controlled by a person who is not a Canadian.

Each issued and outstanding Variable Voting Share shall be automatically converted into one Common Voting Share, without any further intervention on the part of the Company or the holder, if (i) the Variable Voting Share is or becomes owned and controlled by a Canadian; or if (ii) the provisions contained in or promulgated under the Broadcasting Act relating to foreign ownership restrictions are repealed and not replaced with other similar provisions in applicable legislation.

In the event that an offer is made to purchase Variable Voting Shares and the offer is one which is required, pursuant to applicable securities legislation or the rules of a stock exchange on which the Variable Voting Shares are then listed, to be made to all or substantially all the holders of Variable Voting Shares, each Common Voting Share shall become convertible at the option of the holder into one Variable Voting Share at any time while the offer is in effect until one day after the time prescribed by applicable securities legislation for the offeror to take up and pay for such shares as are to be acquired pursuant to the offer. The conversion right may only be exercised in respect of Common Voting Shares for the purpose of depositing the resulting Variable Voting Shares pursuant to the offer, and for no other reason, including notably with respect to voting rights attached thereto, which are deemed to remain subject to the provisions concerning the voting rights for Common Voting Shares notwithstanding their conversion. In such event, the Company's transfer agent shall deposit the resulting Variable Voting Shares on behalf of the holder.

Should the Variable Voting Shares issued upon conversion and tendered in response to the offer be withdrawn by the Shareholders or not taken up by the offeror, or should the offer be abandoned or withdrawn, the Variable Voting Shares resulting from the conversion shall be automatically reconverted, without further intervention on the part of the Company or on the part of the holder, to Common Voting Shares.

In the event that an offer is made to purchase Common Voting Shares and the offer is one which is required, pursuant to applicable securities legislation or the rules of a stock exchange on which the Common Voting Shares are then listed, to be made to all or substantially all the holders of Common Voting Shares in a given province of Canada to which these requirements apply, each Variable Voting Share shall become convertible at the option of the holder into one Common Voting Share at any time while the offer is in effect until one day after the time prescribed by applicable securities legislation for the Offeror to take up and pay for such shares as are to be acquired pursuant to the offer. The conversion right may only be exercised in respect of Variable Voting Shares for the purpose of depositing the resulting Common Voting Shares pursuant to the offer, and for no other reason, including notably with respect to voting rights attached thereto, which are deemed to remain subject to the provisions concerning voting rights for Variable Voting Shares notwithstanding their conversion. In such event, the Company's transfer agent shall deposit the resulting Common Voting Shares on behalf of the holder.

Should the Common Voting Shares issued upon conversion and tendered in response to the offer be withdrawn by Shareholders or not taken up by the offeror, or should the offer be abandoned or withdrawn, the Common Voting Shares resulting from the conversion shall be automatically reconverted, without further intervention on the part of the Company or on the part of the holder, into Variable Voting Shares.

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In the event that an offer is made to purchase Common Voting Shares or Variable Voting Shares, as the case may be, and the offer is one which is required, pursuant to applicable securities legislation or the rules of a stock exchange on which the Common Voting Shares or Variable Voting Shares, as the case may be, are then listed, to be made to all or substantially all the holders of Common Voting Shares or Variable Voting Shares, as the case may be, in a province of Canada to which the requirement applies, each Non-Voting Share shall become convertible at the option of the holder into one Common Voting Share or Variable Voting Shares, as the case may be, at any time while the offer is in effect until one day after the time prescribed by applicable securities legislation for the offeror to take up and pay for such shares as are to be acquired pursuant to the offer. The conversion right may only be exercised in respect of Non-Voting Shares for the purpose of depositing the resulting Common Voting Shares or Variable Voting Shares, as the case may be, pursuant to the offer, and for no other reason, including notably with respect to voting rights attached thereto, which are deemed to remain subject to the provisions restricting voting, notwithstanding their conversion. In such event, the Transfer Agent shall deposit the resulting Common Voting Shares or Variable Voting Shares, as the case may be, on behalf of the holder.

Should the Common Voting Shares or Variable Voting Shares, as the case may be, issued upon conversion and tendered in response to the offer be withdrawn by the Shareholders or not taken up by the offeror, or should the offer be abandoned or withdrawn, the Common Voting Shares or Variable Voting Shares, as the case may be, resulting from the conversion shall be automatically reconverted, without further intervention on the part of the Company or on the part of the holder, to Non-Voting Shares.

Common Voting Shares, Variable Voting Shares and Non-Voting Shares may not be converted, other than in accordance with the conversion procedure set out in the Company's Articles of Amendment.

Constraints on Share Ownership

Variable Voting Shares may only be owned or controlled by non-Canadians. The Common Voting Shares may only be owned and controlled by Canadians.

Preferred Variable Voting Shares

The votes attached to the PVV Shares as a class are automatically adjusted so that they, together with the votes attached to the shares of the Company that are owned by Canadians (as determined based on inquiries the Company has made of the holders of Shares and depositary interests), equal 55% of the votes attached to all shares in the capital of the Company. The votes attached to the PVV Shares as a class are, in aggregate, not less than 1% of the votes attached to all shares in the capital of the Company. The PVV Shares are not listed on any stock exchange.

The votes attached to the PVV Shares as a class are determined based on the level of Canadian ownership of Shares ascertained through the Company’s monitoring process undertaken pursuant to its special operating procedures for monitoring share ownership described in this section above under “Restrictions on Non-Canadian Ownership”. The votes attached to the PVV Shares as a class are determined once the level of Canadian ownership of Shares has been established through this monitoring process.

The Board of the Company will not approve or compel a transfer to a person that is not a current officer of the Company and a Resident Canadian (as defined in the CBCA), and it is the current intention of the Company’s Board that all of the PVV Shares be held by the individual that holds the position of Chief Executive Officer of the Company from time to time. The Company issued 100,000,000 PVV Shares to the Company’s former Chief Executive Officer, now Executive Chairman, Michael Donovan, who entered into a Preferred Variable Voting Shareholders Agreement (the “PVVS Agreement”) with the Company on May 12, 2006 (the same date as the issuance). On November 12, 2014, in accordance with the Board’s intentions with respect to PVV Share ownership, the issued and outstanding PVV Shares were transferred by DHX’s Executive Chairman, Michael Donovan, to DHX’s current Chief Executive Officer, Dana Landry in accordance with the terms of the PVVS Agreement.

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Pursuant to the PVVS Agreement any individual that becomes a holder of PVV Shares of the Company (i) agrees not to transfer PVV Shares, in whole or in part, except with the prior written approval of the Board of the Company, (ii) grants to the Company the unilateral right to compel the transfer of the PVV Shares, at any time and from time to time, in whole or in part, to a person designated by the Board and (iii) grants to the Company a power of attorney to effect any transfers contemplated by the PVVS Agreement. The board of directors of the Company will not approve or compel a transfer without first obtaining the approval of the TSX and the PVVS Agreement cannot be amended, waived or terminated unless approved by the TSX. In determining whether to approve or compel a transfer, the Board will act in the best interests of the Company in order to enable the Company to be eligible for tax credits or government incentives. Pursuant to the PVVS Agreement, the consideration received as a result of the transfer of PVV Shares cannot exceed one/one millionth of a cent per share. Under the terms of the PVV Shares, transfers of the shares will be restricted to Resident Canadians (as defined in the CBCA).

The PVV Shares are redeemable at the option of the Company for one/one millionth of a cent per share and, in the event of the liquidation, dissolution or other distribution of the Company’s assets for the purpose of winding up of the Company’s affairs, holders of PVV Shares are entitled to one/one millionth of a cent per share in priority to holders of Shares, but have no further rights. PVV Shares will not be entitled to receive dividends. The terms of the PVV Shares and the PVVS Agreement contain a coattail provision which prevents a holder of PVV Shares from accepting an offer to purchase all or part of the holder’s shares unless the party making the offer also offers to purchaser, by way of a take-over bid, all of the outstanding Shares at a price per Share and on other terms and conditions as are approved by the Company’s Board.

Exemption from Take-Over Bid and Early Warning Reporting Requirements

On September 14, 2015, DHX received an exemption to treat DHX’s Common Voting Shares and Variable Voting Shares as a single class for the purposes of applicable take-over bid and related early warning reporting requirements under Canadian securities laws. As noted elsewhere herein, DHX’s dual class share capital structure was implemented solely to ensure compliance with the Canadian ownership rules under the Broadcasting Act which DHX became subject to upon acquiring DHX Television.

Pursuant to an application by DHX, the securities regulatory authorities in each of the provinces of Canada granted exemptive relief (the “Decision”) from (i) applicable take-over bid requirements, such that those requirements would only apply to an offer to acquire 20 per cent or more of the outstanding Variable Voting Shares and Common Voting Shares of DHX on a combined basis and (ii) applicable early warning reporting requirements, such that those requirements would only apply to an acquirer who acquires or holds beneficial ownership of, or control or direction over, 10 per cent or more of the outstanding Variable Voting Shares and Common Voting Shares of DHX on a combined basis (or 5 per cent in the case of acquisitions during a take-over bid). Without the exemptive relief, shareholders were subject to these requirements based on the number of Shares outstanding solely of the class held by the shareholder a number that can vary without notice due to automatic conversions, and which is in some respects not indicative of the Shareholder’s real ownership level. A copy of the Decision is available on SEDAR at www.sedar.com.

The Decision takes into account the fact that the Common Voting Shares and Variable Voting Shares have identical terms except for the foreign ownership voting limitations applicable to the Variable Voting Shares. The Decision also takes into account the automatic conversion feature of DHX’s dual class share structure, whereby, although an investor may acquire either class of Shares, the class of shares ultimately held by an investor is a function of the investor’s Canadian or non-Canadian status. As a result, the number of Shares outstanding in each class varies while the aggregate number of Shares of both classes remains unchanged, giving Shareholders little certainty as to the number of Shares outstanding in each class at any given time. The Decision also acknowledges that there may be from time to time a significantly smaller public float and a significantly smaller trading volume of Variable Voting Shares (compared to the public float and trading volume of Common Voting Shares). Together, these considerations make it more difficult for investors, particularly non-Canadian investors to acquire Shares of DHX in the ordinary course without the apprehension of inadvertently triggering the takeover bid rules and early warning requirements (considering the application of such rules to the acquisition of shares of a class) and could potentially restrict the interest of non-Canadian investors in DHX’s Shares for reasons unrelated to their investment objectives.

RATINGS

The following table sets forth the ratings assigned to DHX’s Notes by DBRS Limited (“DBRS”) and Standard & Poor’s Financial Services LLC (“S&P”):

Security	DBRS(1)	S&P(2)
5.875% Senior Unsecured Notes due 2021	BB(low)	BB-

1 DBRS rates long-term debt instruments by rating categories ranging from “AAA” to “D”, which represents the range from highest to lowest quality of such securities rated. An obligation rated BB is speculative, non-investment grade credit quality where the capacity for the payment of financial obligations is uncertain and vulnerable to future events. A reference to “high” or “low” reflects the relative strength within the rating category, while the absence of either a “high” or “low” designation indicates the rating is placed in the middle category. According to DBRS, the “low” trend helps give investors an understanding of DBRS’ opinion regarding the outlook for the rating. The “BB” category is the fifth highest of the ten available categories.

2 S&P rates long-term debt instruments by rating categories ranging from “AAA” to “D”, which represents the range from highest to lowest quality of such securities rated. The ratings from AA to CCC may be modified by the addition of a plus (+) or minus (-) sign to show relative standing within the major rating categories. An obligation rated “BB” is characterized by S&P as being less vulnerable to non-payment than other speculative issues. However, it faces major ongoing uncertainties or exposure to adverse business, financial, or economic conditions, which could lead to the obligor’s inadequate capacity to meet its financial commitment on the obligation. In addition, S&P may add a rating outlook of “positive”, “negative”, “stable” or “developing”, which assess the likely direction of an issuer’s rating over the medium term. The “BB” category is the fifth highest of the ten available categories.

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Credit ratings are intended to provide investors with an independent measure of the credit quality of an issuer of securities. The credit ratings accorded to the Notes are not recommendations to purchase, hold or sell such securities inasmuch as such ratings are not a comment upon the market price of the securities or their suitability for a particular investor. There is no assurance that any rating will remain in effect for any given period of time or that any rating will not be revised or withdrawn entirely by a rating agency in the future if, in its judgment, circumstances so warrant.

Over the past year, DHX has paid the rating agencies DBRS and S&P to assign ratings to DHX’s outstanding Notes.

For a description of certain risks related to the Company’s indebtedness, including the Notes, refer to “Risk Factors” at pages 28-29 of this Annual Information Form.

MARKET FOR SECURITIES

The Common Voting Shares are listed and posted for trading on the TSX under the symbol “DHX.B”. The following table sets forth information relating to the trading of the Common Voting Shares on the TSX for the year ended June 30, 2016:

Date	High ($)	Low ($)	Trading Volume
July, 2015	9.75	8.60	3,804,587
August, 2015	9.24	6.80	2,988,728
September, 2015	9.06	7.98	5,826,856
October, 2015	8.61	8.10	3,926,883
November, 2015	8.99	7.70	13,485,349
December, 2015	8.71	7.81	6,807,163
January, 2016	8.47	7.30	7,062,421
February, 2016	7.97	6.40	9,904,019
March, 2016	7.66	6.73	5,287,572
April, 2016	8.06	7.00	8,699,860
May, 2016	7.68	6.26	9,727,936
June, 2016	6.73	5.99	7,884,946

The Variable Voting Shares are listed and posted for trading on the TSX under the symbol “DHX.A”. The following table sets forth information relating to the trading of the Variable Voting Shares on the TSX for the year ended June 30, 2016:

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Date	High ($)	Low ($)	Trading Volume
July, 2015	9.60	8.59	56,851
August, 2015	9.10	7.12	412,665
September, 2015	9.00	8.07	34,453
October, 2015	8.57	7.82	25,874
November, 2015	8.88	7.76	209,451
December, 2015	8.66	7.83	326,739
January, 2016	8.48	7.39	1,479,076
February, 2016	7.89	6.41	486,990
March, 2016	7.64	6.78	4,282,402
April, 2016	8.01	7.00	142,157
May, 2016	7.63	6.29	157,549
June, 2016	6.75	6.00	50,576

The Variable Voting Shares are listed and posted for trading on NASDAQ under the symbol “DHXM”. The following table sets forth information relating to the trading of the Variable Voting Shares on NASDAQ for the year ended June 30, 2015:

Date	High ($)(1)	Low ($)(2)	Trading Volume
July, 2015	8.53	6.39	20,556
August, 2015	7.57	5.91	12,627
September, 2015	6.97	5.76	58,819
October, 2015	6.96	5.86	47,461
November, 2015	6.60	5.85	19,505
December, 2015	6.62	5.34	57,480
January, 2016	6.64	4.91	28,964
February, 2016	5.65	4.64	57,875
March, 2016	5.75	4.67	55,970
April, 2016	7.40	4.92	29,814
May, 2016	7.11	4.78	54,634
June, 2016	5.63	4.56	79,725

(1) Amounts in U.S. dollars.

Prior Sales

During the most recently completed financial year, the Company did not issue any shares which are not listed or quoted on a marketplace, including the PVV Shares and the Non-Voting Shares.

On May 13, 2016, the Company closed a private offering of an additional $50 million aggregate principal amount of its 5.875% Senior Unsecured Notes due December 2, 2021 through a syndicate of underwriters at a price of $975.00 per $1,000.00 principal amount, plus accrued interest from and including December 2, 2015 through May 13, 2016 by way of private placement and pursuant to an offering memorandum dated May 10, 2016 and a trust indenture dated December 2, 2014 between the Company and Computershare Trust Company of Canada (“Computershare”), as trustee, as amended from time to time.

SECURITIES SUBJECT TO CONTRACTUAL RESTRICTION ON TRANSFER

In connection with the Company’s acquisition of Nerd Corps, the Company issued an aggregate of 2,693,748 Common Voting Shares in the capital of the Company (the “Nerd Corps Consideration Shares”) to the vendors under such acquisition (the “Nerd Corps Vendors”). The Company entered into an escrow agreement (the “Escrow Agreement”) with the Nerd Corps Vendors and Computershare on closing of the acquisition on December 23, 2014, pursuant to which 200,000 of the Nerd Corps Consideration Shares (the “Nerd Corps Escrowed Shares”) would be held in escrow by Computershare until August 24, 2016, at which point such escrowed shares would be released subject to the satisfaction of any claims made by the Company against the Nerd Corps Vendors. On April 4, 2016, 100,000 of the Nerd Corps Escrowed Shares were released to the Nerd Corps Vendors.

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The 100,000,000 PVV Shares of the Company issued and outstanding are subject to certain restrictions on transfer as described in more detail above under “Description of Share Capital – Preferred Variable Voting Shares”.

The Notes issued by the Company under the 2014 Notes Offering and the Additional Notes Offering were not qualified for distribution to the public under applicable Canadian securities laws and were offered on a private placement basis in accordance with NI 45-106 – Prospectus and Registration Exemptions. Accordingly, the transfer or resale of the Notes in Canada to, from, or for the benefit or account of any person resident in Canada is subject to restrictions under applicable securities legislation and any resale of the Notes must be made in accordance with applicable securities legislation. Unless otherwise permitted under securities legislation, a holder of the Additional Notes was restricted from trading the Notes before the date that is four months and a day after May 13, 2016, the distribution date of the Additional Notes.

The following chart summarizes the class, number and percentage of the class of the Company’s shares escrowed or subject to a restriction on transfer as of June 30, 2016:

Class	Number		Percentage of Class
Common Voting Shares	100,000	(1)	0.1%
PVV Shares	100,000,000	(2)	100%

(1) Refer to the description above concerning the Nerd Corps Escrowed Shares.

(2) Refer to the description above concerning the PVV Shares.

DIRECTORS AND OFFICERS

The Company’s board of directors (the “Board”) is elected at each annual general meeting of shareholders. Additional directors may, within the maximum number permitted by the Articles of Continuance, be appointed by the Board of the Company, provided that the total number of directors so appointed may not exceed one third of the number of directors elected at the previous annual meeting of shareholders. The Company may have as few as three directors, at least two of whom cannot be officers or employees of the Company or its affiliates, and as many as ten directors. A director or officer of the Company must disclose to the Company, in the manner and to the extent provided by the CBCA, any interest that such director or officer has in a material contract or transaction, whether made or proposed, with the Company, if such director or officer (a) is a party to the contract or transaction; (b) is a director or an officer, or an individual acting in a similar capacity, of a party to the contract or transaction; or (c) has a material interest in a party to the contract or transaction. Such a director shall not vote on any resolution to approve the material contact or transaction except as allowed under the CBCA. Directors are paid such remuneration for their services as the Board may from time to time determine. Directors are entitled to be reimbursed for travelling and other expenses properly incurred by them in attending meetings of the Board of the Company or any committee thereof. Subject to the CBCA, the Company will indemnify a director or an officer, a former director or officer, or another individual who acts or acted at the Company’s request as a director or officer, or an individual acting in a similar capacity, of another entity, and their heirs and legal representatives, against all costs and expenses reasonably incurred by the individual in respect of any civil, criminal or other proceeding in which the individual is involved because of that association with the Company, or other entity, if such individual (a) acted honestly and in good faith with a view to the best interests of the Company, or, as the case may be, to the best interests of the other entity for which the individual acted as director or officer or in a similar capacity at the Company’s request; and (b) in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, the individual had reasonable grounds for believing that the individual’s conduct was lawful. The Board may from time to time appoint a chair of the Board, a chief executive officer, a president, one or more vice-presidents, a secretary, a treasurer and such other officers as the Board may determine. The Board may from time to time specify the duties of each officer, delegate to him or her powers to manage any business or affairs of the Company (including the power to sub-delegate) and change such duties and powers, all insofar as not prohibited by the CBCA. The Board may, in its discretion, remove any officer of the Company. To the extent not otherwise so specified or delegated, and subject to the CBCA, the duties and powers of the officers of the Company shall be those usually pertaining to their respective offices. The Board has the power to approve offerings of authorized capital. The Board may appoint one or more committees of the Board and, subject to the CBCA, delegate to any such committee any of the powers of the Board.

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The Company’s directors and executive officers presently own or exercise direction or control over a total of 8,066,848 Common Voting Shares and 4,598 Variable Voting Shares. As of September 1, 2016 this represented 7.45% of the outstanding number of Common Voting Shares and 0.02% of the outstanding number of Variable Voting Shares, respectively. As of the date hereof the Company’s directors and executive officers owned or exercised direction or control over a total of 6.03% of the Company’s outstanding Shares.

The following table sets out, for each of the Company’s directors and executive officers, the person’s name, age, municipality of residence, positions with the Company, principal occupation and, if a director, the day, month and year in which the person became a director. The term of office for each of the directors will expire at the time of the Company’s next annual shareholders meeting.

Directors and Officers
Name and Municipality of Residence	Age	Offices with the Company	Principal Occupation	Director Since
ELIZABETH BEALE (3),(4) Halifax, Nova Scotia, Canada	65	Director	Corporate Director	November 12, 2014

DAVID C. COLVILLE(2),(3) Halifax, Nova Scotia, Canada	71	Director	President of DC Communications Consulting Ltd.	May 16, 2014

SIR JUDSON GRAHAM DAY(2),(3),(4) Hantsport, Nova Scotia, Canada	83	Director	Corporate Director	January 9, 2006

MICHAEL PATRICK DONOVAN(1) Halifax, Nova Scotia, Canada	63	Executive Chairman/Director	Officer of the Company/ Corporate Director	February 12, 2004

DEBORAH DRISDELL(1),(2) Montreal, Quebec, Canada	53	Director	President of Drisdell Consulting	December 16, 2015

DANA SEAN LANDRY Toronto, Ontario, Canada	45	Chief Executive Officer/Director	Officer of the Company	September 23, 2014

D. GEOFFREY MACHUM(4) Halifax, Nova Scotia, Canada	56	Director	Lawyer, Stewart McKelvey	May 16, 2014

ROBERT G. C. SOBEY(2) New Glasgow, Nova Scotia, Canada	49	Director	Corporate Director	December 16, 2010

CATHERINE TAIT(1) New York, NY, U.S.	58	Director	President of Duopoly Inc. and Chair of iThentic Inc.	November 12, 2014

DONALD ARTHUR WRIGHT(2),(3),(4) Toronto, Ontario, Canada	68	Lead Director and Vice Chair	President and Chief Executive Officer of The Winnington Capital Group Inc.	January 9, 2006

KEITH BENJAMIN ABRIEL Toronto, Ontario, Canada	43	Chief Financial Officer	Officer of the Company	N/A

STEVEN GRAHAM DENURE Toronto, Ontario, Canada	57	President and Chief Operating Officer	Officer of the Company	N/A

MARK GREGORY GOSINE Halifax, Nova Scotia, Canada	49	Executive Vice President, Legal Affairs, General Counsel and Corporate Secretary	Officer of the Company	N/A

DAVID ANDREW REGAN Halifax, Nova Scotia, Canada	47	Executive Vice President, Corporate Development	Officer of the Company	N/A

(1)	Member of the Production Financing Committee.
(2)	Member of the Human Resources and Compensation Committee.
(3)	Member of the Audit Committee.
(4)	Member of the Corporate Governance and Nominations Committee.

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Except as noted below, each of the Company’s directors and executive officers has been engaged for more than five years in his or her present principal occupation or in other capacities with the Company or organization (or predecessor) in which he or she currently holds his or her principal occupation.

Directors

Elizabeth Beale, a non-executive and independent director of DHX, is an economist who has served as an advisor to senior levels of government and industry throughout her career. She was President and CEO of the Atlantic Provinces Economic Council from 1996 to 2015. Prior to this, she worked for 10 years as a Consulting Economist and was APEC’s Chief Economist from 1981 to 1986. Ms. Beale was an associate fellow and lecturer in the School of Journalism at the University of King’s College from 1981 to 1991 and a governor of Dalhousie University from 2000 to 2009. She has a long-standing association from 1985 to 1999 as a director and chair of the Human Resource Development Association. She is currently a member of the National Statistics Council and a director of Wawanesa Insurance, Invest Nova Scotia and Compute Canada. Ms. Beale was born in Edinburgh, Scotland and has lived in Halifax, Nova Scotia since 1975. She is a graduate of the universities of Toronto (B.A., 1973) and Dalhousie (M.A. Economics, 1978).

David Colville, P.Eng., a non-executive and independent director of DHX, is president of DC Communications Consulting Ltd, and a former Commissioner and Vice Chairman of the Canadian Radio-Television and Telecommunications Commission (“CRTC”). Mr. Colville worked in the telecommunications industry from 1970 to 1980 with Bell Canada and Maritime Tel. & Tel. From 1980 to 1990 Mr. Colville was Senior Director Communications Policy with the Nova Scotia Dept. of Transportation and Communications. From 1990 to 2004, he was Commissioner and Vice Chairman (from 1995) of the CRTC, during which time he was responsible for opening the telecommunications market to competition and exempting internet programming from Broadcasting regulation. Mr. Colville was a founding member of both the Board of Directors of the Nova Scotia Film Development Corp. and the Nova Scotia Educational Television Service.

Sir Judson Graham Day, O.C., O.N.S., C.D., Q.C., a non-executive Director of DHX, is Counsel to the Atlantic Canada law firm of Stewart McKelvey. He has served as Chairman of the board of directors of Sobeys Inc., Cadbury Schweppes plc, PowerGen plc, British Aerospace plc, Hydro One Inc., Scotia Investments Limited, as well as lead director of The Bank of Nova Scotia. Sir Graham is a Fellow of the Institute of Corporate Directors of Canada and a Companion of the Chartered Management Institute in the United Kingdom. He is Chancellor Emeritus of Dalhousie University, was knighted in 1989 by Queen Elizabeth II for services to British industry and is an Officer of the Order of Canada. He has been elected to the Canadian Business Hall of Fame.

Deborah Drisdell, a non-executive Director of DHX, is currently President of Drisdell Consulting and is a veteran of over 25 years in the Canadian film and television industry. Previously, Ms. Drisdell held the positions of Director General, Accessibility & Digital Enterprises (from 2006 to 2015) and Director, Strategic Planning & Government Relations with the National Film Board of Canada (NFB) during which time she was responsible for advancing the NFB into the digital era of content distribution with its award winning NFB.ca platform and mobile expansion. Prior to her engagement with the NFB Ms. Drisdell was President of Drisdell Consulting, providing strategic advice to public and private sector clients in Canada and internationally. She has also held various other senior positions with media organizations, including Sextant Entertainment Group and Telefilm Canada.

Michael Patrick Donovan, an executive Director of DHX, also serves as the Company’s Executive Chairman. Mr. Donovan has been recognized with numerous awards for his work in the television and film industry, including an Academy Award for the feature documentary Bowling for Columbine. Mr. Donovan was Chief Executive Officer of DHX from the time of the Company’s founding, in 2006, until August 2014. He co-founded and was Chairman and Chief Executive Officer of Salter Street Films, which was purchased by Alliance Atlantis in 2001. Mr. Donovan is a member of the National Advisory Council of the Academy of Canadian Cinema and Television, and is former Chair of the Board of Trustees of the Nova Scotia College of Art and Design (NSCAD). Mr. Donovan is one of the creators of This Hour has 22 Minutes, one of Canada’s longest-running television comedy series; and he was producer and one of the creators of the multi-award winning feature film, Shake Hands with the Devil. Mr. Donovan holds a B.A. (1974), LL.B. (1977) and LL.D. (Hon) (2004) degrees from Dalhousie University.

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Dana Sean Landry, CPA, CA, an executive Director of DHX, also serves as the company’s Chief Executive Officer. Mr. Landry previously served as DHX’s Chief Financial Officer from the time of the company’s founding until July 2014. Before DHX, he was CFO, General Manager and Corporate Secretary for SolutionInc Technologies Limited from 2003-2006, a public technology company traded on the TSX Venture Exchange. Before joining SolutionInc, Mr. Landry was a financial advisor to Collideascope Digital Productions Inc., an integrated television and new-media production company, and President and Chief Financial Officer of imX Communications Inc., a feature film, movie of the week and television production company. Mr. Landry began his career at Doane Raymond, Chartered Accountants (now Grant Thornton LLP) and then moved on to PricewaterhouseCoopers LLP where he had extensive involvement with the successful initial public offering of Salter Street Films. Mr. Landry is a Chartered Professional Accountant in good standing with the Institute of Chartered Accountants of Nova Scotia. Mr. Landry holds a BBA from Acadia University (1993).

D. Geoffrey Machum, Q.C., ICD.D, a non-executive director of DHX, is a senior partner based in the Halifax office of Stewart McKelvey, a leading Atlantic Canadian Law Firm. He serves as Chair of the firms governing Partnership Board, and has served on its Human Resources and Governance Committee. He has also served as the firms Strategic Marketing Partner. He is recognized by national peer based legal publications as a leading practitioner in his chosen fields which include directors and officers liability and governance counsel. Mr. Machum has also served as Chair of the Halifax Port Authority, is a graduate of the Rotman School of Management’s Intensive Directors Education Program, University of Toronto, and is a member of the Institute of Corporate Directors and has also been granted the Institute of Corporate Director’s ICD.D Designation in recognition of his commitment to excellence in corporate governance. Mr. Machum has been involved with several community organizations including as a member of the Board of Governors of the Halifax Grammar School and as a member of the board of directors of Symphony Nova Scotia where he was also chair of the Governance Committee.

Robert (Rob) G. C. Sobey, a non-executive and independent director of DHX, is past President and Chief Executive Officer of Lawtons Drugs having worked for Sobeys Inc. for 25 years, the last eight years as leader of Lawtons Drugs. Mr. Sobey serves on the boards of Empire Company Ltd., Sobeys Inc., Norvista Capital, Stanfield’s Ltd., and Seafort Capital. Mr. Sobey has served on numerous volunteer boards and foundations, including the boards of Queen’s University, Nova Scotia College of Art and Design, Dalhousie University, Nova Scotia Community College, and the Art Gallery of Nova Scotia. Mr. Sobey is Chairman of the Sobey Art Foundation and the annual Sobey Art Award, as well as the D&R Sobey Scholarship Program. He sits on Britain’s Tate Museum’s American Patrons Committee, the Queen’s University School of Business Advisory Board and is Honourary Chair of Venture for Canada. Appointed Honourary Colonel of the 1st Field Artillery Regiment of Halifax in 2011, he received a Queen Elizabeth II Diamond Jubilee Medal for service. Mr. Sobey was selected Top CEO for Atlantic Canada in 2009 by Atlantic Business Magazine; he has an honors undergrad, an MBA, and the ICD.D designation.

Catherine Tait, a non-executive director of DHX, is President of Duopoly Inc., a media consulting company. Ms. Tait has worked in the content production business for over 25 years in Canada and the U.S. She was the CEO and co-founder of iThentic in 2006, an Emmy Award winning digital content company named Canada’s Digital Company of the Year in 2012. Ms. Tait was President and Chief Operating Officer of Salter Street Films from 1997 until its sale to Alliance Atlantis in 2001. Prior to Salter Street Films, Ms. Tait was Executive Director of the Independent Feature Project, the largest independent film organization in the U.S. Ms. Tait began her career in the Canadian federal government at the Department of Communications and then at Telefilm Canada. She was appointed Canada’s Cultural Attaché to France in 1989. Ms. Tait is also co-founder and a Director of Hollywood Suite Inc., an independent Canadian broadcast company and serves as a Board Advisor to the Comweb Group. She has served as a director of Aliant Inc. (2001 to 2006), CHUM Ltd (2004 to 2007) and the Canadian board of eOne Entertainment (2007 to 2010.) Ms. Tait holds a B.A. from the University of Toronto (1979), an M.Sc. from Boston University (1982) and a D.E.A. from l’Université de Paris (1983).

Donald Arthur Wright, a non-executive and Lead Director of DHX, is currently the President and Chief Executive Officer of The Winnington Capital Group Inc. He is an active investor in both the private and public equity markets. Mr. Wright’s career has spanned more than 30 years in the investment industry. He has held a number of leadership positions, including President of Merrill Lynch Canada; Executive Vice-President, Director and member of the Executive Committee of Burns Fry Ltd.; Chairman and Chief Executive Officer of TD Securities Inc.; and Deputy Chairman of TD Bank Financial Group. Mr. Wright serves as Chairman of the Board of Directors of GMP Capital Inc. and Mettrum Health Corp. He is also Chairman of the Board of Trustees of Richards Packaging Income Fund. He actively supports numerous charitable organizations. He is a member of the Board of Directors for MaRS Innovation Inc., and a member of the Royal Ontario Museum Governors’ Finance Committee He is also a past member of the Board of Trustees of The Hospital for Sick Children, and Past Chairman of the Board of Directors of VIA Rail Canada Inc.

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Officers

Keith Benjamin Abriel, CPA, CA, CFA, Chief Financial Officer of DHX, joined the company in July 2014 and brings more than twenty years of diverse finance experience, including serving as the Chief Financial Officer and as an independent consultant for a number of public and venture-backed private companies, and more than nine years of experience with PricewaterhouseCoopers LLP.  From 2010 to 2014, Mr. Abriel provided consulting services to DHX Ltd., mainly in the areas of financial reporting and taxation.  While with PwC, Mr. Abriel served as the Senior Manager on DHX’s year-end audits from 2004 to 2007, including the Company’s IPO in 2006. A Past President of the Atlantic Canada CFA Society, Mr. Abriel is a Chartered Professional Accountant and a CFA Charterholder, who began his career with Coopers and Lybrand (now PwC). Mr. Abriel graduated Cum Laude in 1995 from Saint Mary’s University with a BComm.

Steven Graham DeNure, President and Chief Operating Officer of DHX, is responsible for overseeing overall operations of DHX and its subsidiaries. Mr. DeNure also serves as Executive Producer on many of the Company’s television and interactive media projects. Mr. DeNure co-founded Decode Entertainment in 1997 and in 2006 merged the operations of Decode with Halifax Film to create DHX. Prior to founding Decode Mr. DeNure was at Alliance Communications Corporation for more than 10 years and served in a number of senior positions including President of Alliance Productions and President of Alliance Multimedia. During his tenure at Alliance Communications Corporation, he was involved in the development, financing and production of all television and feature film projects, including notable projects such as Due South, North Of 60, Eng, and Blackrobe, and was responsible for the animation division, music-publishing division (TMP), and for merchandising and licensing. Mr. DeNure is a pioneer in computer generated imagery animation, having acted as Executive Producer of the groundbreaking Reboot and Beast Wars animation series. Mr. DeNure serves on the board of the Canadian Film Centre as Vice Chair. Mr. DeNure graduated from Simon Fraser University with a BA in Economics & Business Administration.

Mark Gregory Gosine, Executive Vice President, Legal Affairs, General Counsel and Corporate Secretary of DHX, is responsible for all of the legal and regulatory affairs for DHX and its subsidiaries. His principal areas of focus are financings, mergers, acquisitions, securities, intellectual property, governance and compliance. Mr. Gosine has more than 15 years legal experience both in private practice and in-house, and has more than 20 years experience in the entertainment industry. Mr. Gosine plays a key role in the company’s growth strategy in the acquisition and subsequent integration of such acquisitions. In his entertainment work, he oversees all legal and business aspects of the company’s development, production and distribution. He commenced his career as a performer after completing the jazz program at St. Francis Xavier University. Mr. Gosine went on to complete a B.A. Honors degree at Saint Mary’s University and earned an LL.B. at Dalhousie University. He is member of the Nova Scotia Barristers’ Society, the Canadian Bar Association and the Canadian Corporate Counsel Association. Mr. Gosine currently serves on the boards of the Nova Scotia Yachting Association, the Legal Information Society of Nova Scotia, Symphony Nova Scotia, and is part time faculty at the Schulich School of Law, Dalhousie University.

David Andrew Regan, Executive Vice President, Corporate Development of DHX, is responsible for the Company’s mergers, corporate acquisitions and capital markets activities. Prior to working with DHX, Mr. Regan held positions with VI Associates, A.T. Kearney’s New York Financial Institutions Group and Export Development Corporation. In these positions he worked with clients in the entertainment and financial services industries throughout North America, Europe and Asia to provide financing, corporate development and business strategy advisory services. Mr. Regan holds an MBA from INSEAD in Fontainebleau, France, and a BBA Honors degree from St. Francis Xavier University in Nova Scotia. Mr. Regan serves on the board of directors of Watts Wind Energy Inc. and Katalyst Wind Inc. and is the Atlantic Canada chapter chair of the Ernest C. Manning Innovation Awards.

The following chart sets forth the companies and partnerships (other than the Company and its subsidiaries) of which a director or of the Company is, or has in the past five years been, a director or partner:

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Directorships/Partnerships
Director	Past Directorships and Partnerships	Current Directorships and Partnerships

Elizabeth Beale	—	Wawanesa Insurance

David C. Colville	—	—

Sir Judson Graham Day	Scotia Investments Limited Minas Basin Holdings Ltd. The CSL Group Inc.	—

Deborah Drisdell	—	—

Michael Patrick Donovan	Media Fund (Atlantic) Ltd.	3124518 Nova Scotia Limited Simply Cast

D. Geoffrey Machum	—	Halifax Port Authority

Robert G. C. Sobey	—	Sobeys Inc. Empire Co. Limited Seafort Capital Norvista Capital Stanfield’s Limited

Catherine Tait	eOne Entertainment	Hollywood Suite Comweb

Donald Arthur Wright

Attwell Capital Inc.

Black Bull Resources Inc.

Equity Financial Holdings Inc.

Fralex Therapeutics Inc.

GMP Capital Trust

Saxon Energy Services Inc.

VIA Rail Canada Inc.

Tuscany International Drilling Inc.

New Era Minerals

Jaguar Resources Inc.

Condor Petroleum Inc.

GMP Capital Inc. Richards Packaging Income Fund Mettrum Ltd.

Dana Landry	—	—

Committees of the Board of Directors

The Board of the Company has established an audit committee, a human resources and compensation committee, a corporate governance and nominations committee and a production financing committee. Each of the committees, with the exception of the production financing committee has adopted a written charter establishing its role and responsibilities.

Audit Committee

The audit committee assists the Board in fulfilling its responsibilities for oversight and supervision of financial and accounting matters and the integrity of the Company’s financial reporting process. These responsibilities include, among others, reviewing annual and quarterly financial statements and related Management Discussion and Analysis, monitoring and overseeing the accounting and financial reporting processes of the Company, monitoring and overseeing the Company’s internal controls, including internal controls over financial reporting, reviewing and overseeing the audits of the Company’s financial statements, engaging the independent external auditor of the Company and approving independent audit fees and considering the recommendations of the independent external auditor, monitoring the Company’s compliance with legal and regulatory requirements related to financial reporting, and examining improprieties or suspected improprieties with respect to accounting and other matters that impact financial reporting. The audit committee has the authority to retain outside counsel or experts to assist the committee in performing its functions. The Company’s audit committee is chaired by Donald Wright, vice-chaired by Elizabeth Beale, and currently additionally composed of David Colville and Sir Graham Day, each of whom is an unrelated independent director. A copy of the audit committee charter is attached to this Annual Information Form as Schedule “A”. Each of the members of the audit committee is “independent” and “financially literate” within the meaning of Multilateral Instrument 52-110 – Audit Committees of the Canadian Securities Administrators. Each of the members of the audit committee is “independent” within the meaning of Rule 10A-3 under the U.S. Exchange Act and the applicable NASDAQ rules. For a description of the relevant education and experience of the Audit Committee members refer to “Directors and Officers” above.

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The following table outlines the audit, audit-related, tax and other fees billed to the Company by its external auditor, PricewaterhouseCoopers LLP, in each of the fiscal years ended June 30, 2015 and June 30, 2016.

Audit Fees
Fees	Fiscal Year ended June 30, 2015	Fiscal Year ended June 30, 2016
Audit Fees(1)	$1,575,000	$1,863,600
Audit Related Fees(2)	$359,176	$84,020
Tax Fees(3)	$158,731	$231,450
All Other Fees	-	-

Total	$2,092,907	$2,179,070

(1)	Audit fees were paid for professional services rendered by the auditors for the audit of the Registrant’s annual financial statements (2015 – $759,000 and 2016 – $1,108,000), reviews of the Registrant’s consolidated interim financial statements (2015 – $220,000 and 2016 – $150,000), and prospectus filings, business acquisition, translation and stat audits (2015 - $596,000 and 2016 – $605,600).
(2)	Audit-related fees are defined as the aggregate fees billed for assurance and related services that are reasonably related to the performance of the audit or review of the Registrant’s financial statements and are not reported under the Audit Fees item above. This category is comprised of fees billed for advisory services associated with the Registrant’s financial reporting, and includes production cost audits (2015 – $83,322 and 2016 – $74,020) and due diligence and bank reporting (2015 – $275,854 and 2016 – $10,000).
(3)	Tax fees are defined as the aggregate fees billed for professional services rendered by the Registrant’s external auditor for tax compliance (2015 – $108,301 and 2016 – $117,475), tax advice and tax planning (2015 – $50,430 and 2016 – $58,575) and due diligence (2015 – Nil and 2016 – $55,400).

Human Resources and Compensation Committee

The human resources and compensation committee ensures that the Company has high caliber executive management in place and a total compensation plan that is competitive, motivating and rewarding for participants. The human resources and compensation committee reviews and makes recommendations to the Board regarding the compensation and other benefits to be paid to the Chief Executive Officer. In addition, the human resources and compensation committee reviews and makes recommendations to the Board, in consultation with Chief Executive Officer, regarding the compensation and other benefits to be paid to the other executive officers of the Company. The human resources and compensation committee also oversees and administers the Company’s executive compensation and benefits plans as well as talent management and succession planning at the senior levels. The human resources and compensation committee is responsible for reviewing and recommending to the Board the terms of compensation of directors. The human resources and compensation committee is chaired by Robert Sobey and currently additionally composed of David Colville, Sir Graham Day, Deborah Drisdell, and Donald Wright. Each of the members of the HRCC is “independent” within the meaning of applicable rules and stock exchange requirements, including the TSX and NASDAQ. The charter of the human resources and compensation committee is available under the Investors-Governance tabs of the Company’s website at www.dhxmedia.com.

Corporate Governance and Nominations Committee

The corporate governance and nominations committee assists the Board in identifying candidates for the Board and in developing effective corporate governance principles for the Company. The committee is responsible for establishing a code of business conduct and ethics for the Company and for overseeing the Company’s policy on insider trading. The committee also evaluates the effectiveness of the Board as a whole, each committee of the Board and the contribution of individual directors. The corporate governance and nominating committee is presently chaired by Geoffrey Machum and is currently additionally composed of Elizabeth Beale, Sir Graham Day, and Donald A. Wright. Each of the members of the HRCC is “independent” within the meaning of applicable rules and stock exchange requirements, including the TSX and NASDAQ. The charter of the corporate governance and nominations committee is available under the Investors-Governance tabs of the Company’s website at www.dhxmedia.com.

Production Financing Committee

The production and financing committee consists of Michael Donovan, Deborah Drisdell, and Catherine Tait and has the authority to approve, execute and authorize all film and television production financing, which it may delegate from time to time.

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Cease Trade Orders, Bankruptcies, Penalties or Sanctions

Mr. Donald Wright was a director of Tuscany International Drilling Inc. (“Tuscany”) from December 2008 to February 14, 2015. On February 2, 2014, Tuscany announced that it and one of its subsidiaries, Tuscany International Holdings (U.S.A.) Ltd. (“Tuscany USA”) commenced proceedings under Chapter 11 of the United States Bankruptcy Code (“U.S. Code”) in the United States Bankruptcy Court for the District of Delaware (the “Chapter 11 Proceedings”) to implement a restructuring of Tuscany’s debt obligations and capital structure through a plan of reorganization under the U.S. Code. Tuscany also announced that it and Tuscany USA intend to commence ancillary proceedings in the Court of Queen’s Bench of Alberta under the Companies’ Creditors Arrangement Act to seek recognition of the Chapter 11 Proceedings and certain related relief. Tuscany’s plan of reorganization under Chapter 11 of the U.S. Code was approved on May 19, 2014.

Mr. Donald Wright was previously Chairman of the board of directors of Jaguar Resources Inc. (“Jaguar”). On May 6, 2015 the Alberta Securities Commission and on May 8, 2015 the British Columbia Securities Commission, issued cease trade orders (the “Cease Trade Orders”) against Jaguar for failure to file its annual audited financial statements, annual management’s discussion and analysis, and certification of the annual filings for the year ended December 31, 2014, pursuant to which trading in Jaguar’s securities was prohibited. Further, during the term of the Cease Trade Orders, Jaguar issued securities in contravention of the Cease Trade Orders. The Cease Trade Orders were subsequently revoked on March 15, 2016. Mr. Wright subsequently resigned as a director of Jaguar effective April 4, 2016.

LEGAL PROCEEDINGS

The Company is not, and was not during fiscal 2016, a party or subject to any legal proceedings or group of similar proceedings, nor are any such proceedings known to the Company to be contemplated, where the amount involved, exclusive of interest and costs, exceeds or exceeded ten percent of the current assets of the Company.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

Except as disclosed in this Annual Information Form, none of the persons who are or have been directors or executive officers of DHX since July 1, 2013 or the associates or affiliates of those persons have any material interest, direct or indirect, in any transaction that has materially affected or is reasonably expected to materially affect the Company.

INTEREST OF EXPERTS

The Company’s consolidated financial statements for the year ended June 30, 2016 were audited by PricewaterhouseCoopers LLP, independent auditors appointed by the shareholders of the Company upon the recommendation of the Board of Directors of the Company at its Annual General Meeting held on December 16, 2015. PricewaterhouseCoopers LLP has confirmed that it is independent with respect to DHX within the meaning of the Rules of Professional Conduct of the Chartered Professional Accountants of Nova Scotia and in accordance with the independence rules of the SEC and the Public Company Accounting Oversight Board. A copy of the audited consolidated annual financial statements of the Company, including the auditor’s report thereon, may be found on SEDAR at www.sedar.com and are attached as an exhibit to the Company’s annual report on Form 40-F filed with the SEC at www.sec.gov.

AUDITORS, TRANSFER AGENT AND REGISTRAR

The Company’s auditors are PricewaterhouseCoopers LLP 1601 Lower Water Street, Suite 400, Halifax, Nova Scotia, B3J 3PS, Canada. PricewaterhouseCoopers LLP is registered with the Chartered Professional Accountants of Nova Scotia.

The transfer agent and registrar for the Common Voting Shares and the Variable Voting Shares in Canada is Computershare Investor Services Inc. at its principal offices at 100 University Avenue, 8th Floor, Toronto, Ontario M5J 2Y1, Canada. The transfer agent and registrar for the Common Voting Shares and the Variable Voting Shares in the United States is Computershare Trust Company, N.A. at its offices at 7342 Lucent Blvd., Suite 300, Highlands Ranch, Colorado 80129.

MATERIAL CONTRACTS

The following are the only material contracts, other than contracts entered into in the ordinary course of business, which the Company has entered into within the past year or which are still in effect:

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•	The Preferred Variable Voting Shareholders Agreement described above under “Description of Share Capital – Preferred Variable Voting Shares” and on file at www.sedar.com and is attached as an exhibit to the Company’s registration statement on Form 40-F filed with the SEC at www.sec.gov.

•	The Share Purchase Agreement dated November 27, 2013 between the Company and Bell Media Inc., as amended, for the acquisition of DHX Television described above under “General Development of the Business – Significant Acquisitions and Other Recent Developments – Acquisition of DHX Television” and on file at www.sedar.com and is attached as an exhibit to the Company’s registration statement on Form 40-F filed with the SEC at www.sec.gov.

•	The Share Purchase Agreement dated April 3, 2014 among DHX Media Ltd., Linda Schuyler and Epitome Group Holdings Inc., as amended, for the acquisition of Epitome described above under “General Development of the Business – Significant Acquisitions and Other Recent Developments – Acquisition of Epitome” and on file at www.sedar.com and is attached as an exhibit to the Company’s registration statement on Form 40-F filed with the SEC at www.sec.gov.

•	The Asset purchase and sale agreement among DHX Media (Toronto) Ltd., Echo Bridge Entertainment, LLC, and Alliance Atlantis International Distribution, LLC dated November 13, 2014 described above under “General Development of the Business – Significant Acquisitions and Other Recent Developments – Acquisition of Echo Bridge Library” and on file at www.sedar.com and is attached as an exhibit to the Company’s registration statement on Form 40-F filed with the SEC at www.sec.gov.

•	The Share purchase agreement among the trustees of The Faier Family Trust and The Faier (2013) Family Trust, the trustees of the Johnson Family Trust and The Johnson (2013) Family Trust, the trustees of the Fipke II Family Trust, AMF Holdings Ltd., Asaph Fipke, Ken Faier, Charles (Chuck) Johnson, and DHX Media Ltd. dated December 1, 2014 described above under “General Development of the Business – Significant Acquisitions and Other Recent Developments – Acquisition of Nerd Corps” and on file at www.sedar.com and is attached as an exhibit to the Company’s registration statement on Form 40-F filed with the SEC at www.sec.gov.

•	The Underwriting Agreement dated April 26, 2016 between the Company and Canaccord Genuity Corp. (“Canaccord”), pursuant to which the Underwriters (as defined therein) agreed to purchase 8,667,000 shares of the Company, consisting of a combination of Common Voting Shares and Variable Voting Shares, at a purchase price of $7.50 per share for an aggregate purchase price of $65,002,500 with an over-allotment option of 1,300,050 Shares. Under the agreement, the Company agreed to pay the Underwriters a fee equal to 4.5% of the aggregate gross proceeds of the offering, made customary representations and warranties and agreed to customary indemnities. The Bought Deal Offering to which the Underwriting Agreement relates is described above under “General Development of the Business – Significant Acquisitions and Other Recent Developments – Bought Deal Offering” and the Underwriting Agreement is on file at www.sedar.com and is attached as an exhibit to a Form 6-K of the Company for April, 2016 filed with the SEC at www.sec.gov.

ADDITIONAL INFORMATION

Additional financial information is provided in the Company’s comparative consolidated financial statements and Management Discussion and Analysis for the most recently completed financial fiscal year. Other additional information, including directors’ and officers’ remuneration and indebtedness, principal holders of the Company’s securities and securities authorized for issuance under equity compensation plans, is contained in the Company’s most current management information circular. These documents, and additional information on the Company may be found on SEDAR at www.sedar.com and are filed with the SEC at www.sec.gov.

*     *     *    *    *

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SCHEDULE “A”

Audit Committee Charter

(See attached.)

S-1

DHX Media Ltd.

(the “Corporation”)

Audit Committee Charter

Originally adopted by the Board of Directors on February 27, 2006. Revised February 10, 2016.

A.	PURPOSE AND SCOPE

The primary function of the Audit Committee (the “Committee”) is to assist the Board of Directors (the “Board”) and work with management in fulfilling its responsibilities with respect to the integrity of the Corporation’s financial reporting process by: (i) reviewing the financial statements and reports provided by the Corporation to applicable securities regulators, the Corporation’s shareholders or to the general public, (ii) monitoring and overseeing the accounting and financial reporting processes of the Corporation, (iii) monitoring and overseeing the Corporation’s internal controls, including internal controls over financial reporting, and (iv) reviewing and overseeing the audits of the Corporation’s financial statements.

B.	COMPOSITION

The Committee shall be comprised of a minimum of three directors as appointed by the Board annually, who shall meet the independence and audit committee composition requirements under any applicable rules or regulations of applicable securities regulators and stock exchanges, including, but not limited to, the rules of the NASDAQ Stock Market LLC (“NASDAQ”) and Rule 10A-3(b)(1) promulgated under the United States Securities Exchange Act of 1934, as amended (the “Exchange Act”), as in effect from time to time, and each such director shall be free from any relationship that, in the opinion of the Board, would interfere with the exercise of his or her independent judgment as a member of the Committee. Further, no member of the Committee shall have participated in the preparation of the financial statements of the Corporation or any current subsidiary of the Corporation at any time during the past three (3) years.

All members of the Committee shall either (i) be able to read and understand fundamental financial statements, including a balance sheet, cash flow statement and income statement, or (ii) be able to do so within a reasonable period of time after appointment to the Committee. At least one member of the Committee shall be an “audit committee financial expert” as defined by the rules and regulations of the United States Securities and Exchange Commission (“SEC”) and shall have employment experience in finance or accounting, requisite professional certification in accounting, or other comparable experience or background which results in the individual’s financial sophistication, including being or having been a chief executive officer, chief financial officer or other senior officer with financial oversight responsibilities.

The Board may appoint one member who does not meet the independence requirements set forth above and who is not a current employee of the Corporation or an immediate family member of such employee if the Board, under exceptional and limited circumstances, determines that membership on the Committee by the individual is required in the best interests of the Corporation and its shareholders. The Board shall disclose in the next management information circular and/or annual report filing after such determination the nature of the relationship and the reasons for the determination. Any such member appointed pursuant to this exception may not serve longer than two years and may not serve as the Chair of the Committee.

The members of the Committee shall be elected by the Board at the meeting of the Board following each annual meeting of shareholders and shall serve until their successors shall be duly elected and qualified or until their earlier resignation or removal. Unless a Chair is elected by the full Board, the members of the Committee may designate a Chair by majority vote of the full Committee membership.

S-2

C.	RESPONSIBILITIES AND DUTIES

To fulfill its responsibilities and duties the Committee shall:

Financial Reporting Processes

1.	In consultation with the auditors and management, review annually the adequacy of the Corporation’s internal financial and accounting controls, including any significant deficiencies and significant changes.

2.	Establish and maintain compliant procedures regarding confidential, anonymous submissions by employees of concerns regarding questionable accounting or auditing matters. Such procedures are set forth in the Corporation’s Whistle Blower Policy available on the Corporation’s website.

3.	Oversee the resolution of issues, if any, between management and auditors regarding financial reporting.

4.	Review and approve all material related party transactions to be disclosed, pursuant to Item 404 of Regulation S-K, promulgated under the Exchange Act, or Item 7.B. of Form 20-F, promulgated under the Exchange Act, as applicable, and be responsible for the review and oversight contemplated by NASDAQ with respect to any such reported transactions.

5.	Assist the Board in ensuring the Corporation’s compliance with legal and regulatory requirements related to the Corporation’s financial reporting process.

Document Review

6.	Review and assess the adequacy of this Charter at least annually (and update this Charter if and when appropriate).

7.	Review and recommend to the Board the annual financial statements, accounting policies that affect the statements, annual disclosure to be included in management’s discussion and analysis and any associated press release. Review the Corporation’s annual reports for consistency with the financial disclosure referenced in the annual financial statements.

Internal Controls and Risk Management

8.	Review the effectiveness and integrity of internal controls, including internal audit procedures, as evaluated by the Corporation’s internal and external auditors, and the mandate of, and reports issued by, the Corporation’s internal auditor, and make recommendations with respect thereto.

9.	Review significant financial risks or exposures and assess the steps management has taken to monitor, control and mitigate such risks or exposures.

10.	Monitor and oversee the internal auditors of the Corporation.

Independent External Auditors

11.	Recommend to the Board, the selection of the external auditors, and approve the fees and other compensation to be paid to the external auditors. The Committee and the Board shall have the ultimate authority and responsibility to select, evaluate and, when warranted, replace such external auditors (or to recommend such replacement for shareholder approval in any management information circular).

12.	Request from the independent external auditors on a periodic basis a written statement delineating all relationships between the external auditor and the Corporation which may adversely impact the external auditor’s independence, if any.

13.	On an annual basis, receive from the external auditors a formal written statement identifying all relationships between the external auditors and the Corporation consistent with any applicable rules or regulations of applicable securities regulators and stock exchanges. The Committee shall actively engage in a dialogue with the external auditors as to any disclosed relationships or services that may impact its independence or objectivity. The Committee shall take, or recommend that the Board take, appropriate action to oversee the independence of the external auditors.
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14.	On an annual basis, discuss with representatives of the external auditors the matters required to be discussed by any applicable rules or regulations of applicable securities regulators and stock exchanges.

15.	Meet with the external auditors prior to the audit to review the planning and staffing of the audit.

16.	Evaluate the performance of the external auditors and recommend to the Board any proposed discharge of the external auditors when circumstances warrant. The external auditors shall be ultimately accountable to the Board and the Committee.

Compliance

17.	To the extent deemed necessary by the Committee, it shall have the authority to engage outside counsel, independent accounting consultants or other advisors to review any matter under its responsibility and to pay the compensation for any advisors employed by the Committee at the cost of the Corporation without obtaining Board approval, based on its sole judgment and discretion. The Committee has the authority, without obtaining Board approval, to pay for ordinary administrative expenses deemed necessary and appropriate in carrying out its duties.

18.	Cause to be provided to NASDAQ appropriate written confirmation of any of the foregoing matters as NASDAQ may from time to time require.

Other

19.	Consider any matters referred to it by the Board and perform any other activities consistent with this Charter, the Corporation’s constating documents and governing law, as the Committee or the Board deems necessary or appropriate.

While the Audit Committee has the responsibilities and powers set forth in this Charter, it is not the duty of the Audit Committee to plan or conduct audits or to determine that the Corporation’s financial statements are complete and accurate and are in accordance with applicable generally accepted accounting principles.

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